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As filed with the Securities and Exchange Commission on May 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

TEXAS ROADHOUSE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	5812	20-1083890
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6040 Dutchmans Lane, Suite 400
Louisville, Kentucky 40205
(502) 426-9984
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

G.J. Hart
Chief Executive Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane, Suite 400
Louisville, Kentucky 40205
(502) 426-9984
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
William G. Strench James A. Giesel Frost Brown Todd LLC 400 West Market Street, Suite 3200 Louisville, Kentucky 40202	Christopher C. Paci John P. Berkery Shearman & Sterling LP 599 Lexington Avenue New York, NY 10022-6069

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Stock, par value $0.001 per share	$230,000,000	$29,141

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus	SUBJECT TO COMPLETION, DATED , 2004

                    Shares

Texas Roadhouse, Inc.

Class A Common Stock

        Texas Roadhouse, Inc. is offering                        shares of Class A common stock and our founder and chairman is offering                        shares of Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $                      and $                              per share. We will not receive any of the proceeds from shares sold by any selling stockholder.

        We will apply to quote our Class A common stock on the Nasdaq National Market under the symbol "TXRH."

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 11.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to us, before expenses	$	$

Offering proceeds to the selling stockholder	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        Some of our stockholders have granted the underwriters the right to purchase up to            additional shares of Class A common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of Class A common stock to investors on or about                        , 2004.

Banc of America Securities LLC	RBC Capital Markets

SG Cowen & Co.	Wachovia Securities

The date of this prospectus is                        , 2004.

[Inside Front Cover Graphics to be filed by Amendment. We anticipate that this would include our logo, pictures of our restaurants, pictures of our menu offerings and a map of our restaurants.]

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, the selling stockholders and the underwriters are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        "Texas Roadhouse," "Texasroadhouse.com" and the Texas Roadhouse logo are our registered trademarks. This prospectus also contains trademarks of companies other than Texas Roadhouse and use of these marks in this prospectus does not indicate an affiliation with or endorsement by these third parties.

SUMMARY

        This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including "Risk Factors" and the combined financial statements and accompanying notes, before making an investment decision. Texas Roadhouse, Inc. is referred to in this prospectus as "our company," "we," "our," and "us."

Our Business

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of December 30, 2003, 162 Texas Roadhouse restaurants were operating in 32 states. We owned and operated 87 restaurants in 24 states, and franchised and licensed an additional 75 restaurants in 18 states.

        We have successfully grown the total number of Texas Roadhouse restaurants over the past five years from 67 restaurants in 1999 to 162 as of December 30, 2003, representing a 24.7% compounded annual growth rate. Over the same period, our revenue increased from $71.0 million to $286.5 million and income from operations increased from $7.1 million to $35.3 million, representing compounded annual growth rates of 41.7% and 49.3%, respectively. We believe that the broad appeal of our concept and our compelling restaurant model provide us with significant opportunities for continued profitable growth.

Operating Strategy

        The operating strategy that underlies the growth of our concept is built on the following key components:

  •
  Offering "Legendary Food."    We are passionate about offering high quality food and providing generous size portions from a broad menu of great tasting food items, with an emphasis on freshness. Our focus on high quality is demonstrated through offering a broad assortment of specially seasoned and aged steaks that are hand-cut daily on the premises, award-winning fall-off-the-bone ribs, and made-from-scratch yeast rolls and side items.

  •
  Providing "Legendary Service."    We are committed to providing "Legendary Service"— service that is prompt, attentive and friendly. We accomplish these high service levels by keeping low table-to-server ratios, creating a culture that encourages an exciting, fun work environment and focusing on primarily serving dinner only during weekdays at the majority of our restaurants.

  •
  Offering a Variety of Attractive Price Points.    We offer what we believe is "Legendary Food and Legendary Service," at moderate price points as low as or lower than those offered by many of our competitors. Within each menu category, our restaurants offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. Our primary focus on dinner drives our per guest average check, which was $13.53 for 2003 for restaurants that we owned and operated.

  •
  Rewarding Manager Performance Through Our Compensation Program.    We offer a performance based compensation program to our restaurant managers and area managers, who are called "managing partners" and "market partners," respectively. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain experienced, highly motivated persons for managing partners and market partners and focus their efforts on increasing restaurant sales and profitability.

  •
  Creating a Fun, Lively and Memorable Experience.    We promote an energetic and fun atmosphere in a comfortable and inviting setting. We convey excitement and energy with our outgoing, friendly service, jukeboxes which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations. Our comfortable and casual setting, highlighted by our rustic southwestern restaurant interiors with hand-painted theme murals, southwestern prints, rugs and artifacts, neon signs, complimentary roasted in-shell peanuts and friendly greeters, creates a lively atmosphere and a memorable dining experience.

Long-Term Strategies to Grow Earnings Per Share

        Our long-term strategies with respect to increasing net income and earnings per share include the following:

        Expanding Our Restaurant Base.    We believe our concept has broad appeal and strong economics that will allow us to significantly increase the number of restaurants in operation. Restaurants that we owned and operated for the full 18 months before the end of 2003 generated average unit volumes of $3.4 million for 2003. Our average cash investment to develop and open a new restaurant, including the cost of land and pre-opening expenses, is $2.5 million to $3.0 million.

        Improving Restaurant Operating Margin.    We plan to increase restaurant operating margin through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    Over the past several years, we have made significant investments in our infrastructure, including information systems, marketing and operations. As a result, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Our Fiscal Year and Principal Office

        Our fiscal year consists of 52 or 53 weeks and ended on the last Sunday in December in fiscal years 1999, 2000 and 2001, and on the last Tuesday in December in fiscal years 2002 and 2003. Throughout this prospectus, our fiscal years are referred to as set forth below:

Fiscal Year Ended	Reference in This Prospectus
December 26, 1999	1999
December 31, 2000	2000
December 30, 2001	2001
December 31, 2002	2002
December 30, 2003	2003

Fiscal year 2000 included 53 weeks and fiscal year 2002 included 52 weeks and 2 days as a consequence of the transition from a weekly period ending on a Sunday to a weekly period ending on a Tuesday. All other fiscal years shown included 52 weeks.

        Our principal executive office is located at 6040 Dutchmans Lane, Suite 400, Louisville, Kentucky 40205, and our telephone number is (502) 426-9984. We maintain a website at www.texasroadhouse.com on which we will post all reports we file with the Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934 after the closing of this offering. We also will post on this site our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

Background to the Offering

The Combination of Our Operations Under a New Holding Company

        Before this offering, we conducted the Texas Roadhouse restaurant business through:

  •
  Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants;

  •
  Texas Roadhouse Development Corporation, which holds the rights to franchise Texas Roadhouse restaurants;

  •
  Texas Roadhouse Management Corp., which provides management services to Texas Roadhouse Holdings LLC, Texas Roadhouse Development Corporation and certain license and franchise restaurants;

  •
  WKT Restaurant Corp., the managing member of Texas Roadhouse Holdings LLC; and

  •
  certain controlled franchise restaurants;

all of which were entities under the common control of W. Kent Taylor, our founder and chairman. To prepare for this offering, we will undertake a series of transactions that will result in the above affiliated entities being combined under our new holding company, Texas Roadhouse, Inc. The combined historical financial statements and related notes of Texas Roadhouse, Inc. that appear elsewhere in this prospectus reflect the combined operations and financial position of Texas Roadhouse Holdings LLC and the above affiliated entities. In connection with these transactions, we will issue an aggregate of             shares of Class A common stock and             shares of Class B common stock.

The Acquisition of Remaining Equity Interests in Company Restaurants, Texas Roadhouse Development Corporation and One Franchise Restaurant

        As of December 30, 2003, the operations that we conducted that are reflected in our combined financial statements consisted of 87 "company restaurants" that we owned and operated, of which 56 were wholly-owned and 31 were majority-owned or controlled by us. In addition, as of such date, there were 75 "franchise restaurants," of which 71 were franchise restaurants and four were license restaurants.

        Immediately before the completion of this offering, we will acquire the remaining equity interests in all 31 of our majority-owned or controlled company restaurants and in Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for an aggregate of             shares of our Class A common stock. As a result, immediately before the completion of this offering, (i) an aggregate of            shares of Class A common stock and             shares of Class B common stock will be issued and outstanding, (ii) we will have a total of 88 company restaurants, all of which will be wholly-owned and (iii) there will be a total of 74 franchise restaurants.

The Offering

Class A common stock offered by us	shares
Class A common stock offered by our founder and chairman	shares
Shares to be outstanding after this offering
Class A common stock	shares
Class B common stock	shares

Total	shares
Voting rights
Holders of our Class A common stock and our Class B common stock will generally vote together as a single Class on all matters submitted to a vote of our stockholders. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share. W. Kent Taylor, our founder and chairman, and certain entities controlled by him will be the only holders of Class B common stock. Upon the completion of this offering, W. Kent Taylor and such entities will own shares of our Class B common stock and shares of Class A common stock, representing approximately % of the voting power of our outstanding common stock.
Conversion rights	Our Class B common stock is convertible as follows:
•
upon the transfer of any share of Class B common stock to anyone other than W. Kent Taylor or any entity controlled by W. Kent Taylor, such share of Class B common stock will be automatically converted into one share of Class A common stock;
•
all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis upon the earliest to occur of (i) June 30, 2009, i.e., approximately 5 years from the completion of this offering, (ii) the date upon which the number of shares of Class A and Class B common stock held or controlled by W. Kent Taylor represents less than 20.0% of the total number of shares of Class A and Class B common stock outstanding, or (iii) upon the death or disability of W. Kent Taylor; and
• at the election of the holder of Class B common stock, any share of Class B common stock may be converted into one share of Class A common stock.

Other common stock provisions
With the exception of voting rights and conversion rights, holders of Class A and Class B common stock generally have identical rights. See "Description of Capital Stock" for a description of the material terms of our common stock.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $ million after deducting estimated underwriting discounts and commissions and expenses payable by us and assuming a public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus. We will use these net proceeds:
	•	to repay approximately $ million of outstanding borrowings under our credit facility and other loan agreements, including accrued interest thereon;
•
to fund approximately $24.6 million of unpaid distributions to equity holders of Texas Roadhouse Holdings LLC relating to its income for periods before December 30, 2003 and to fund additional distributions relating to its income for the periods from December 31, 2003 through the effective date of the combination of our operations under Texas Roadhouse, Inc.;
	•	to fund restaurant development; and
	•	for general corporate purposes.
We will not receive any of the proceeds from the sale of shares of our Class A common stock offered by any selling stockholder.
Proposed Nasdaq National Market symbol	"TXRH"

        Unless otherwise indicated, all of the information in this prospectus related to the number of shares of Class A common stock to be outstanding after this offering:

  •
  gives effect to the combination of our operations under Texas Roadhouse, Inc. and the acquisition transactions as described under the caption "Summary—Background to the Offering;" and

  •
  excludes            shares of Class A common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $            per share, a majority of which are currently exercisable.

Summary Historical and Pro Forma Combined Financial and Operating Data

        You should read the data set forth below in conjunction with the combined financial statements and related notes of Texas Roadhouse, Inc., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. The unaudited pro forma, pro forma as adjusted and pro forma as further adjusted financial data do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth below had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

        Historical Combined Financial and Operating Data.    We derived the summary historical combined financial data as of and for the years 2001, 2002 and 2003 from our audited combined financial statements, which have been audited and reported upon by KPMG LLP, independent auditors. Our audited combined financial statements present the combined operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of W. Kent Taylor. Our historical results are not necessarily indicative of our results for any future period.

        Unaudited Pro Forma Combined Financial and Operating Data.    The pro forma combined statement of income data for 2003 give effect to the combination of our operations under Texas Roadhouse, Inc., a new holding company that is a "C" corporation. All taxes on the income of Texas Roadhouse Holdings LLC were payable by its members. As a "C" corporation, we will be responsible for the payment of all federal and state corporate income taxes and, accordingly, the pro forma combined statement of income data give effect to the pro forma provision for income taxes. The pro forma share and net income per share data as of and for 2003 also give effect to the issuance of shares of Class A and Class B common stock in connection with the combination of our operations under Texas Roadhouse, Inc. The pro forma balance sheet data as of December 30, 2003 give effect to such issuance of Class A and Class B common stock and the accrual of a liability for unpaid distributions of $24.6 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods before December 30, 2003, in each case, in connection with the combination of our operations under Texas Roadhouse, Inc.

        Unaudited "Pro Forma as Adjusted for the Acquisition Transactions" Combined Financial and Operating Data.    The "Pro Forma as Adjusted for the Acquisition Transactions" combined financial data as of and for the year 2003 give further effect to our acquisition of the remaining equity interests in all of our 31 majority-owned or controlled company restaurants and Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for an aggregate of              shares of our Class A common stock.

        Unaudited "Pro Forma as Further Adjusted for This Offering" Combined Financial and Operating Data.    The "Pro Forma as Further Adjusted for This Offering" combined financial data as of and for the year 2003 give further effect to:

  •
  our issuance and sale of             shares of Class A common stock in this offering at the assumed initial public offering price of $            per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

  •
  the application of the net proceeds from this offering, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, to:

  •
  repay outstanding borrowings under our credit facility and other loan agreements, including accrued interest thereon, in the amount of approximately $         million; and

    •
    fund declared, but unpaid, distributions of approximately $24.6 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods before December 30, 2003.

				Unaudited
	2001	2002	2003	Pro Forma 2003	Pro Forma as Adjusted for the Acquisition Transactions 2003		Pro Forma as Further Adjusted for This Offering 2003
	(in thousands, except unit and per share data)
Combined Statements of Income:
Revenue:
Restaurant sales	$154,359	$226,756	$279,519	$279,519	$		$
Franchise royalties and fees	5,553	6,080	6,934	6,934

Total revenue	$159,912	$232,836	$286,453	$286,453	$		$
Income from operations	$14,377	$27,300	$35,328	$35,328	$		$
Interest expense, net	3,649	4,212	4,350	4,350
Minority interest	2,899	5,168	6,704	6,704
Equity income (loss) from investments in unconsolidated affiliates	25	21	(61)	(61)
Other income	125	—	—	—

Income before taxes	$7,979	$17,941	$24,213	$24,213	$		$
Provision for income taxes(1)	—	—	—	8,790

Net income	$7,979	$17,941	$24,213	$15,423	$		$

Net income per common share
Basic				$0.73	$		$
Diluted				$0.70	$		$
Weighted average shares outstanding
Basic				20,990
Diluted				22,113
Selected Operating Data:
Company restaurants:
Number open at end of period	56	77	87	87
Average unit volumes(2)	$3,313	$3,270	$3,401	$3,401	$		$
Comparable restaurant sales growth(3)	1.5%	3.7%	3.4%	3.4%		%		%
Restaurant operating margin(4)	$28,621	$46,537	$56,158	$56,158	$		$
Restaurant operating margin as a % of sales	18.5%	20.5%	20.1%	20.1%		%		%
EBITDA(5)(6)	$16,650	$29,029	$37,125	$37,125	$		$
EBITDA as a % of revenue	10.4%	12.5%	13.0%	13.0%		%		%
Net cash provided by operating activities	$22,502	$31,718	$42,158	$42,158	$		$
Net cash used in investing activities	(35,769)	(32,764)	(26,524)	(26,524)
Net cash provided by (used in) financing activities	9,894	4,945	(17,722)	(17,722)

	As of December 30, 2003
		Unaudited
	Historical	Pro Forma	Pro Forma as Adjusted for the Acquisition Transactions	Pro Forma as Further Adjusted for This Offering
	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents(7)	$5,728	$5,728	$	$
Total assets	148,193	148,193
Long-term debt and obligations under capital leases, including current portion	65,448	65,448
Total members'/stockholders' equity	37,902	13,325

(1)
The pro forma provision for income taxes is based upon an effective federal tax rate of 38.41% and a combined state tax rate of 5.25%, which is our estimate of the average state tax rate we would have paid based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. After giving effect to the deductibility of state taxes at the federal level and giving effect to tip tax credits, the combined effective federal and state tax rate would have been 36.3%. Upon becoming a "C" corporation, we will record a cumulative net deferred tax liability and corresponding charge to our income tax provision of approximately $                    which is not reflected in the pro forma information.

(2)
Average unit volume represents the average annual restaurant sales for all company restaurants open for a full 18 months before the end of the period measured.

(3)
Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period.

(4)
We define restaurant operating margin to be restaurant sales minus restaurant operating costs. Restaurant operating margin does not include general and administrative expenses, depreciation and amortization expenses and pre-opening expenses. We exclude general and administrative expenses because they are not restaurant specific; we exclude depreciation and amortization expenses because they are non-cash costs and are primarily unrelated to the ongoing operations of a restaurant; and we exclude pre-opening expenses because they are also unrelated to the ongoing operations of a restaurant. We use restaurant operating margin to evaluate the performance of each individual restaurant and our restaurants as a whole, as well as the performance of our managing and market partners. Additionally, we use restaurant operating margin to measure the impact of business decisions we make to increase profitability at the restaurant level. These decisions include changes to menu pricing, the testing and introduction of new menu items, various marketing promotions, the implementation of new systems or technology, and the refurbishment or remodeling of existing restaurants. We also use restaurant operating margin as a measure to, in part, determine which restaurants should remain open and which should be closed. We also believe that it is a measure commonly used in the restaurant industry to evaluate operating performance. However, restaurant operating margin is not a measurement determined in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered in isolation as an indicator of financial performance or liquidity or as an alternative to net income, income from operations, net cash provided by operating activities or other financial measures presented in accordance with GAAP. Restaurant operating margin as presented may not be comparable to other similarly titled measures of other companies.

The following tables set forth our calculation of restaurant operating margin, along with a reconciliation to income from operations:

				Unaudited
Calculation of Restaurant Operating Margin:	2001	2002	2003	Pro Forma 2003	Pro Forma as Adjusted for the Acquisition Transactions 2003	Pro Forma as Further Adjusted for This Offering 2003
	(in thousands)
Restaurant sales	$154,359	$226,756	$279,519	$279,519	$	$
Restaurant operating costs:
Cost of sales	53,342	74,351	91,904	91,904
Labor	43,607	64,506	78,070	78,070
Rent	4,410	5,125	6,005	6,005
Other operating	24,379	36,237	47,382	47,382

Total restaurant operating costs	$125,738	$180,219	$223,361	$223,361	$	$
Restaurant operating margin	$28,621	$46,537	$56,158	$56,158	$	$
Reconciliation to Income From Operations:
Restaurant operating margin	$28,621	$46,537	$56,158	$56,158	$	$
Franchise royalties and fees	5,553	6,080	6,934	6,934
Pre-opening expenses	(3,640)	(4,808)	(2,571)	(2,571)
Depreciation and amortization expenses	(5,022)	(6,876)	(8,562)	(8,562)
General and administrative expenses	(11,135)	(13,633)	(16,631)	(16,631)

Income from operations	$14,377	$27,300	$35,328	$35,328	$	$

(5)
EBITDA consists of net income plus interest expense, plus income tax provision and plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

    •
    it is a widely accepted financial indicator of a company's ability to service its debt and a variation of it is used in determining compliance with certain covenants under our credit facility and other loan agreements;

    •
    it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

    •
    it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our property and equipment.

Our management uses EBITDA:

    •
    as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment; and

    •
    in presentations to the members of our board to enable our board to have the same consistent basis for measuring operating performance used by management.

The following table provides a reconciliation of net income to EBITDA:

				Unaudited
	2001	2002	2003	Pro Forma 2003	Pro Forma as Adjusted for the Acquisition Transactions 2003	Pro Forma as Further Adjusted for This Offering 2003
	(in thousands)
Net income	$7,979	$17,941	$24,213	$15,423	$	$
Provision for income taxes	—	—	—	8,790
Interest expense	3,649	4,212	4,350	4,350
Depreciation and amortization	5,022	6,876	8,562	8,562

EBITDA	$16,650	$29,029	$37,125	$37,125	$	$

(6)
EBITDA includes rent expense of $4.4 million, $5.1 million and $6.0 million for the years ended December 30, 2001, December 31, 2002, and December 30, 2003. For the year ended December 30, 2003, Pro Forma, "Pro Forma as Adjusted for the Acquisition Transactions" and "Pro Forma as Further Adjusted for This Offering," EBITDA includes rent expense of $      million.

(7)
We will also use a portion of the net proceeds of this offering to fund additional distributions relating to the net income of Texas Roadhouse Holdings LLC for periods from December 31, 2003 through the effective date of the combination of our operations under Texas Roadhouse, Inc., which we estimate to be approximately $      million.

RISK FACTORS

        An investment in our Class A common stock involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially harmed. In any such case, the trading price of our Class A common stock could decline and you could lose all or part of your investment. When determining whether to buy our Class A common stock, you should also refer to the other information in this prospectus, including our combined financial statements and the related notes.

Risks Related to Our Business

If we fail to manage our growth effectively, it could harm our business.

        Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business and operating results could be materially adversely impacted.

You should not rely on past increases in our average unit volumes or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.

        A number of factors have historically affected, and will continue to affect, our average unit volumes and comparable restaurant sales, including, among other factors:

  •
  our ability to execute our business strategy effectively;

  •
  unusually strong initial sales performance by new restaurants;

  •
  competition;

  •
  consumer trends;

  •
  introduction of new menu items; and

  •
  general regional and national economic conditions;

        Our average unit volumes and comparable restaurant sales may not increase at rates achieved over the past several years. Changes in our average unit volumes and comparable restaurant sales could cause the price of our Class A common stock to fluctuate substantially.

Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.

        Our objective is to grow our business and increase shareholder value by (1) expanding our base of company restaurants (and, to a lesser extent, franchise restaurants) that are profitable and (2) increasing sales and profits at existing restaurants. While both these methods of achieving our objective are important to us, historically the most significant means of achieving our objective has been through opening new restaurants and operating these restaurants on a profitable basis. We expect this to continue to be the case in the future.

        We cannot assure you that we will be able to open new restaurants in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. Delays or failures in opening new restaurants could materially adversely affect our growth strategy. One of our biggest challenges in executing our growth strategy is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable restaurant sites in our target markets is intense and we cannot assure you that we will be able to find sufficient suitable locations, or suitable purchase or lease terms, for our planned expansion in any future period. Our ability to open new restaurants will also depend on numerous other factors, some of which are beyond our control, including, but not limited to, the following:

  •
  our ability to hire, train and retain qualified operating personnel, especially market partners and managing partners;

  •
  the availability of construction materials and labor;

  •
  our ability to control construction and development costs of new restaurants;

  •
  our ability to secure required governmental approvals and permits in a timely manner, or at all;

  •
  our ability to secure liquor licenses;

  •
  the cost and availability of capital to fund construction costs and pre opening expenses and;

  •
  weather and acts of God.

        Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Our ability to operate new restaurants profitably will depend on numerous factors, some of which are beyond our control, including, but not limited to, the following:

  •
  competition;

  •
  consumer acceptance of our restaurants in new markets;

  •
  the ability of the market partner and the managing partner to execute our business strategy at the new restaurant;

  •
  general regional and national economic conditions;

  •
  changes in government regulation; and

  •
  road construction and other factors limiting access to the restaurant.

Our failure to successfully open new restaurants that are profitable in accordance with our growth strategy could harm our business and future prospects.

Our franchisees could take actions that could harm our business.

        Our franchisees are contractually obligated to operate their restaurants in accordance with Texas Roadhouse standards. We also provide training and support to franchisees. However, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Texas Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

        Our quarterly operating results may fluctuate significantly because of several factors, including:

  •
  the timing of new restaurant openings and related expense;

  •
  restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

  •
  labor availability and costs for hourly and management personnel;

  •
  profitability of our restaurants, especially in new markets;

  •
  changes in interest rates;

  •
  increases and decreases in average unit volumes and comparable restaurant sales;

  •
  impairment of long-lived assets, including goodwill, and any loss on restaurant closures;

  •
  general economic conditions, both nationally and locally;

  •
  negative publicity relating to the consumption of beef or other products we serve;

  •
  changes in consumer preferences and competitive conditions;

  •
  expansion to new markets;

  •
  increases in infrastructure costs; and

  •
  fluctuations in commodity prices.

        Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season of each year. As a result, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

If we lose the services of any of our key management personnel, our business could suffer.

        Our future success significantly depends on the continued services and performance of our key management personnel, particularly G. J. Hart, our chief executive officer; Scott M. Colosi, our chief financial officer; Steven L. Ortiz, our chief operating officer; and W. Kent Taylor, our founder and chairman. Our future performance will depend on our ability to motivate and retain these and other key officers and managers, particularly market partners and managing partners. Competition for these employees is intense. The loss of the services of members of our senior management or other key officers or managers or the inability to attract additional qualified personnel as needed could materially harm our business.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

        We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Texas Roadhouse name and logo, and proprietary rights to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

        We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We may need additional capital in the future and it may not be available on acceptable terms.

        The development of our business may require significant additional capital in the future to, among other things, fund our operations and growth strategy. We have historically relied upon bank financing and private sales of equity interests in certain restaurants to fund our operations. Going forward, we will continue to rely on bank financing and also expect to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

The acquisition of existing restaurants from our franchisees and licensees may have unanticipated consequences that could harm our business and our financial condition.

        We may seek to selectively acquire existing restaurants from our franchisees or licensees. To do so, we would need to identify suitable acquisition candidates, negotiate acceptable acquisition terms if not already detailed in the franchise agreement and obtain appropriate financing. Any acquisition that we pursue, whether or not successfully completed, may involve risks, including:

  •
  material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition as the acquired restaurants are integrated into our operations;

  •
  risks associated with entering into markets or conducting operations where we have no or limited prior experience; and

  •
  the diversion of management's attention from other business concerns.

        Future acquisitions of existing restaurants from our franchisees, which may be accomplished through a cash purchase transaction, the issuance of shares of our Class A common stock or a combination of both, could have a dilutive impact on holders of our Class A common stock, and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

Approximately 25% of our company restaurants are located in Texas and, as a result, we are sensitive to economic and other trends and developments in that state.

        As of December 30, 2003, we operated a total of 21 company restaurants in Texas. As a result, we are particularly susceptible to adverse trends and economic conditions in this state, including its labor market. In addition, given our geographic concentration in this state, negative publicity regarding any of our restaurants in Texas could have a material adverse effect on our business and operations, as could other occurrences in Texas such as local strikes, energy shortages or increases in energy prices, droughts, earthquakes, fires or other natural disasters.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

        Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk of expanding into new markets is the lack of market awareness of the Texas Roadhouse® brand. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets, and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby affecting our overall profitability.

Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences and discretionary spending.

        Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences away from our restaurants or cuisine, particularly beef, would harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the terrorist attacks on the United States on September 11, 2001 and the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our success depends on our ability to compete with many food service businesses.

        The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of product offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react to changes in pricing, marketing and the casual dining restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.

Changes in food and supply costs could adversely affect our results of operations.

        Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices, particularly proteins, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, product recalls and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, because we provide a moderately priced product, we may not seek to or be able to pass along price increases to our guests.

        We currently purchase most of our beef from one of the largest beef suppliers in the country. If this vendor were unable to fulfill its obligations under its contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies, any of which would harm our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in significant liabilities or litigation costs.

        Food service businesses can be adversely affected by litigation and complaints from guests or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

Health concerns relating to the consumption of beef or other food products could affect consumer preferences and could negatively impact our results of operations.

        Like other restaurant chains, consumer preferences could be affected by health concerns about the consumption of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality, illness and injury generally. In recent years there has been negative publicity concerning e-coli, hepatitis A, "mad cow" and "foot-and-mouth" disease. This negative publicity, as well as any other negative publicity concerning food products we serve, may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to the negative publicity by changing our concept or our menu, we may lose guests who do not prefer the new concept or menu, and may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Our business could be adversely affected by increased labor costs or labor shortages.

        Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and hourly employees. Increased labor costs due to competition, increased minimum wage or employee benefits costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our growth strategy. If we are unable to do so, our results of operations may be adversely affected.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with laws could adversely affect our operating results.

        The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

        In addition to our having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. A number of factors could adversely affect our operating results, including:

  •
  additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits;

  •
  increased tax reporting and tax payment requirements for employees who receive gratuities;

  •
  a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements; and

  •
  increased employee litigation including claims relating to the Fair Labor Standards Act.

        The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for disabled persons.

Complaints or litigation may hurt us.

        Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, or we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these allegations may materially adversely affect us and our restaurants.

Our current insurance may not provide adequate levels of coverage against claims.

        We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, such as losses due to natural disasters or acts of terrorism. Such damages could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to This Offering

We cannot assure you that a market will develop for our Class A common stock or what the market price of our Class A common stock will be.

        Before this offering, there was no public trading market for our Class A common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price for our Class A common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

        Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings, a staggered board of directors and "blank check" preferred stock. Blank check preferred stock enables our board of directors to, without approval of the Class A shareholders, designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion as our board of directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our board of directors may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders' receiving a premium over the market price for their Class A common stock. See "Description of Capital Stock."

There may be an adverse effect on the value and liquidity of our Class A common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

        The holders of our Class A common stock and Class B common stock generally have identical rights except that (1) on all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to ten votes per share, and (2) holders of our Class A common stock are not entitled to vote on any alteration of the powers, preferences or special rights of the Class B common stock that would not adversely affect the holders of our Class A common stock. The difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the value of the Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the superior voting rights of our Class B common stock. The existence of two separate classes of common stock could result in less liquidity for either class of common stock than if there were only one class of our common stock. See "Description of Capital Stock" for a description of our common stock and rights associated with it.

Approximately    % of our outstanding shares of Class A common stock may be sold into the public market in the future, which could depress our stock price.

        The    shares of Class A common stock sold in this offering (and any shares sold upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, except for any shares held by our officers, directors and principal stockholders and shares sold under our directed share program. As of            , 2004, approximately an additional            shares of Class A common stock are currently freely tradable under Rule 144(k) under the Securities Act, unless any of such shares are purchased by one of our existing affiliates as that term is defined in Rule 144 under the Securities Act.

        As of            , 2004, approximately            shares of our common stock, including shares of both Class A and Class B common stock, which are outstanding and held by our affiliates, are subject to the volume and other limitations of Rule 144 or Rule 701 under the Securities Act. W. Kent Taylor and four other of our stockholders have rights to require us to register their    shares.

        Approximately            shares of our common stock are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. In their sole discretion and at any time without notice, Banc of America Securities LLC may release all or any portion of the shares subject to the lock-up agreements. All of the shares subject to lock-up agreements will become available for sale in the public market immediately following expiration of the 180 day lock-up period, subject (to the extent applicable) to the volume and other limitations of Rule 144 or Rule 701 under the Securities Act.

        Sales of substantial amounts of Class A common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our Class A common stock and our ability to raise capital through a public offering of our equity securities. See "Shares Eligible for Future Sale" which describes the circumstances under which restricted shares or shares held by affiliates may be sold in the public market.

Our founder and chairman will control our company and this control could inhibit potential changes of control.

        Following this offering, our founder and chairman, W. Kent Taylor, will beneficially own all of our outstanding shares of Class B common stock and             shares of Class A common stock, representing approximately            % of our voting power. As a result, W. Kent Taylor will have the ability to control our management and affairs and the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors, any merger, consolidation or sale of all or substantially all of our assets. The Class B common stock has ten votes per share, while Class A common stock, which is the stock we are offering in this prospectus, has one vote per share. Because of this dual-class structure, W. Kent Taylor will continue to be able to control all matters submitted to our stockholders even if in the future he were to own significantly less than 50% of the equity of our company. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses. As a result, the market price of Class A common stock could be adversely affected.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

        Investors purchasing shares of our Class A common stock in this offering will pay more for their shares than the amount paid by existing stockholders who acquired shares before this offering. Accordingly, if you purchase Class A common stock in this offering, you will incur immediate dilution in net tangible book value per share. If the holders of outstanding options exercise these options, you will incur further dilution. See "Dilution."

We have no plans to pay cash dividends.

        We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy."

The requirements of being a public company might strain our resources.

        As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of the Nasdaq National Market. These requirements might place a strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management's attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and operating results. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and we might not be able to do so in a timely fashion. We might not be able to retain our independent directors, or attract new independent directors, for our committees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this prospectus, factors that could contribute to these differences include, but are not limited to:

  •
  our ability to raise capital in the future;

  •
  our ability to successfully execute our growth strategy;

  •
  the continued service of key management personnel;

  •
  health concerns about our food products;

  •
  our ability to attract, motivate and retain qualified employees;

  •
  the impact of federal, state or local government regulations relating to our employees or the sale of food and alcoholic beverages;

  •
  the impact of litigation;

  •
  the cost of our principal food products;

  •
  labor shortages or increased labor costs;

  •
  changes in consumer preferences and demographic trends;

  •
  increasing competition in the casual dining segment of the restaurant industry;

  •
  our ability to successfully expand into new markets;

  •
  the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;

  •
  negative publicity regarding food safety and health concerns;

  •
  our franchisees' adherence to our practices, policies and procedures;

  •
  potential fluctuation in our quarterly operating results due to seasonality and other factors;

  •
  supply and delivery shortages or interruptions;

  •
  inadequate protection of our intellectual property;

  •
  volatility of actuarially determined insurance losses and loss estimates;

  •
  adoption of new, or changes in existing, accounting policies and practices;

  •
  adverse weather conditions which impact guest traffic at our restaurants; and

  •
  adverse economic conditions.

        The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

        Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

        We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MARKET DATA AND FORECASTS

        In this prospectus, we use market data and industry forecasts that we have obtained from industry publications, including the National Restaurant Association, and other publicly available information. Industry publications generally state that the information they provide has been obtained from other sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of this information and therefore we also cannot guarantee the accuracy and completeness of such information. The industry forecasts we provided in this prospectus—particularly the growth rate in sales for the full-service restaurant industry, the full-service steak segment of the industry and the restaurant industry in general—are subject to numerous risks and uncertainties and actual results could be different from such predictions, perhaps significantly. Industry forecasts are also based on assumptions that events, trends and activities will occur. We have not independently verified the information and assumptions used in making these forecasts and, if the information and assumptions turn out to be wrong, then the forecasts will most likely be wrong as well.

USE OF PROCEEDS

        We estimate that the net proceeds from our sale of            shares of Class A common stock in this offering, at an assumed initial public offering price of $            per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts, commissions and other estimated offering expenses payable by us, will be approximately $            million. We will not receive any proceeds from the sale of shares of Class A common stock offered by any selling stockholder. We intend to use the net proceeds from this offering as follows:

  •
  approximately $         million will be used to repay outstanding borrowings under our credit facility and other loan agreements, including accrued interest thereon;

  •
  approximately $24.6 million will be used to fund unpaid distributions to equity holders of Texas Roadhouse Holdings LLC relating to its income for periods before December 30, 2003 and additional funds will be used to fund distributions based on Texas Roadhouse Holdings LLC's income from December 31, 2003 through the effective date of the combination of our operations under Texas Roadhouse, Inc.;

  •
  to fund restaurant development; and

  •
  the remaining proceeds will be used for general corporate purposes.

        Banc of America Securities LLC, one of the underwriters in this offering, serves as a co-lead arranger of our credit facility. In addition, Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender under the facility. As of March 30, 2004, $54.3 million was outstanding under this facility.

DIVIDEND POLICY

        Our predecessor companies paid aggregate distributions to their equity holders in 2002 and 2003 of $13.9 million and $21.7 million, respectively. These distributions were made monthly except for Texas Roadhouse Holdings LLC which made its distributions quarterly. These predecessor companies will continue to make distributions in respect of their income from December 31, 2003 through the effective date of their combination under Texas Roadhouse, Inc. We estimate that the aggregate amount of these distributions will be $         million.

        In addition, immediately before the completion of this offering, we will make a distribution of approximately $24.6 million to those of our existing stockholders who were formerly members of Texas Roadhouse Holdings LLC, representing distributions of $2.0 million, $3.7 million, $9.6 million and $9.3 million which have been declared, but not paid, in respect of the net income of Texas Roadhouse Holdings LLC for the years 2000, 2001, 2002 and 2003, respectively. We will make additional distributions in respect of its net income from December 31, 2003 through the effective date of the combination of our operations under Texas Roadhouse, Inc. which will occur immediately before the completion of this offering. We estimate that the aggregate amount of these distributions will be $         million.

        Upon the effective date of the combination, we intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

        Our credit facility restricts us from declaring or paying any dividends or making any other distributions on any shares of our common stock.

        Any future changes in our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of December 30, 2003:

  •
  on a historical basis;

  •
  on a pro forma basis to give effect to the issuance of shares of Class A and Class B common stock and to record a liability for accrued but unpaid distributions of $24.6 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods before December 30, 2003, in each case, in connection with the combination of our operations under Texas Roadhouse, Inc.;

  •
  on a "Pro Forma as Adjusted for the Acquisition Transactions" basis to give further effect to our acquisition of the remaining equity interests in all of our 31 majority-owned or controlled company restaurants and Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for shares of our Class A common stock; and

  •
  on a "Pro Forma as Further Adjusted for This Offering" basis to give further effect to:

  (i)
  our issuance and sale of            shares of Class A common stock in this offering at the assumed initial public offering price of $            per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

  (ii)
  the application of the net proceeds from this offering, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, to:

  (a)
  repay outstanding borrowings under our credit facility and other loan agreements, including accrued interest thereon, in the amount of approximately $         million; and

  (b)
  fund unpaid distributions to equity holders of Texas Roadhouse Holdings LLC of approximately $24.6 million relating to its net income for periods before December 30, 2003.

        You should read this table in conjunction with the sections of this prospectus captioned "Use of Proceeds," "Summary Historical and Pro Forma Combined Financial and Operating Data," "Selected Historical and Pro Forma Combined Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the audited combined financial statements and related notes included elsewhere in this prospectus.

	As of December 30, 2003
		Unaudited
	Historical	Pro Forma	Pro Forma as Adjusted for the Acquisition Transactions		Pro Forma as Further Adjusted for This Offering
	(in thousands)
Cash and cash equivalents(1)	$5,728	$5,728	$		$

Debt and capital leases outstanding:
Current maturities of long-term debt	8,059	8,059
Current maturities of obligations under capital leases	221	221
Long-term debt, excluding current maturities	56,254	56,254
Obligations under capital leases, excluding current maturities	914	914

Total debt and capital leases outstanding	65,448	65,448				—

Members'/Stockholders' equity(2):
Preferred stock ($0.001 par value, shares authorized; no shares outstanding, historical, pro forma, pro forma as adjusted or pro forma as further adjusted)	—	—		—		—

Class A common stock ($0.001 par value, shares authorized; no shares outstanding, historical; shares outstanding, pro forma; and shares outstanding, pro forma as adjusted; shares outstanding, pro forma as further adjusted)

Class B common stock ($0.001 par value, shares authorized; no shares outstanding, historical; shares outstanding, pro forma; and shares outstanding, pro forma as adjusted; shares outstanding, pro forma as further adjusted)
Additional paid-in capital	13,912	13,912
Retained earnings	24,155	(422)
Accumulated other comprehensive income	(165)	(165)

Total members'/stockholders' equity(3)	37,902	13,325

Total debt and members'/stockholders' equity	$103,350	$78,773	$		$

(1)
We will also use a portion of the net proceeds of this offering to fund additional distributions relating to the net income of Texas Roadhouse Holdings LLC for periods from December 31, 2003 through the effective date of the combination of our operations under Texas Roadhouse, Inc., which we estimate to be approximately $             million.

(2)
Excludes    shares of Class A common stock issuable on the exercise of stock options outstanding as of December 30, 2003.

(3)
We will make a distribution of approximately $24.6 million to equity holders of Texas Roadhouse Holdings LLC relating to its undistributed net income for periods before December 30, 2003. The $24.6 million liability was recorded in the pro forma amounts and will be paid from the net proceeds from this offering, as reflected in the pro forma as further adjusted for this offering amounts.

DILUTION

        Dilution is the amount by which the initial offering price paid by the purchasers of Class A common stock in this offering exceeds the net tangible book value per share of common stock following this offering. Our pro forma as adjusted net tangible book value per share represents our tangible assets (total assets less intangible assets), less our total liabilities, divided by the number of shares of our common stock outstanding as of December 30, 2003 after giving effect to all of the transactions described above under "Summary Historical and Pro Forma Combined Financial and Operating Data—Unaudited Pro Forma as Adjusted for the Acquisition Transactions." As of December 30, 2003, our pro forma as adjusted net tangible book value was approximately $                      million, or $                  per share of common stock. After giving effect to such pro forma adjustments and the sale of     shares of Class A common stock by us at the assumed initial public offering price of $            per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the use of proceeds therefrom as described above under "Summary Historical and Pro Forma Combined Financial and Operating Data—Unaudited Pro Forma as Further Adjusted for This Offering," our pro forma as further adjusted net tangible book value at December 30, 2003 would have been approximately $            million, or $             per share of Class A common stock, representing an immediate increase in the net tangible book value of $            per share to existing stockholders and an immediate dilution in the net tangible book value of $            per share to the investors who purchase our Class A common stock in this offering. The sale of shares by our selling stockholder in this offering does not affect our net tangible book value. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma as adjusted net tangible book value per share as of December 30, 2003	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors
Pro Forma as further adjusted net tangible book value per share

Dilution per share to new investors	$	$

        The following table summarizes, on a pro forma as further adjusted basis, as of December 30, 2003, the difference between existing stockholders and new investors with respect to the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by the investors purchasing shares of Class A common stock in this offering. The calculation below is based on an assumed initial public offering price of $            per share, which is the mid-point of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	%	Amount	%
Existing stockholders					$
New investors					$

Total		100%		100%

        The share amounts in this table exclude            shares of our Class A common stock that were subject to outstanding options as of December 30, 2003 at a weighted average exercise price of $            per share. To the extent that any options are exercised, there will be further dilution to new investors. If all of our outstanding options as of December 30, 2003 had been exercised, the pro forma as further adjusted net tangible book value per share after this offering would be $            per share, representing an immediate decrease in the pro forma as further adjusted net tangible book value to our new investors of $            per share.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

        You should read the data set forth below in conjunction with the combined financial statements and related notes of Texas Roadhouse, Inc., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial data do not purport to represent what our results of operations or financial position actually would have been if the combination of our operations under Texas Roadhouse, Inc. had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

        Historical Combined Financial and Operating Data.    We derived the selected historical combined financial data as of and for each of the years 1999 through 2003 from our audited combined financial statements, which have been audited and reported upon by KPMG LLP, independent auditors. Our audited combined financial statements present the combined operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of Mr. Taylor. Our historical results are not necessarily indicative of our results for any future period.

        Unaudited Pro Forma Combined Financial and Operating Data.    The pro forma combined statement of income data for the year ended December 30, 2003 give effect to the combination of our operations under Texas Roadhouse, Inc., a new holding company that is a "C" corporation. All taxes on the income of Texas Roadhouse Holdings LLC were payable by its members. As a "C" corporation, we will be responsible for the payment of all federal and state corporate income taxes and, accordingly, the pro forma combined statement of income data also give effect to the pro forma provision for income tax expense. The pro forma share and net income per share data as of and for the year ended December 30, 2003 give effect to the issuance of shares of Class A and Class B common stock in connection with the combination of our operations under Texas Roadhouse, Inc. The pro forma balance sheet data as of December 30, 2003 give effect to such issuance of Class A and Class B common stock and the accrual of a liability for unpaid distributions of $24.6 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods before December 30, 2003, in each case, in connection with the combination of our operations under Texas Roadhouse, Inc.

	1999	2000	2001	2002	2003	Unaudited Pro Forma 2003
	(in thousands, except unit and per share data)
Combined Statements of Income:
Revenue:
Restaurant sales	$68,330	$111,739	$154,359	$226,756	$279,519	$279,519
Franchise royalties and fees	2,648	4,027	5,553	6,080	6,934	6,934

Total revenue	$70,978	$115,766	$159,912	$232,836	$286,453	$286,453

Costs and expenses:
Restaurant operating costs:
Cost of sales	23,276	38,422	53,342	74,351	91,904	91,904
Labor	19,787	32,048	43,607	64,506	78,070	78,070
Rent	1,962	3,401	4,410	5,125	6,005	6,005
Other operating	9,859	16,505	24,379	36,237	47,382	47,382
Pre-opening	2,512	3,322	3,640	4,808	2,571	2,571
Depreciation and amortization	2,042	3,150	5,022	6,876	8,562	8,562
General and administrative	4,437	7,466	11,135	13,633	16,631	16,631

Total costs and expenses	$63,875	$104,314	$145,535	$205,536	$251,125	$251,125
Income from operations	7,103	11,452	14,377	27,300	35,328	35,328
Interest expense, net	1,654	2,546	3,649	4,212	4,350	4,350
Minority interest	1,070	2,503	2,899	5,168	6,704	6,704
Equity income (loss) from investments in unconsolidated affiliates	—	25	25	21	(61)	(61)
Other income	—	—	125	—	—	—

Income before taxes	$4,379	$6,428	$7,979	$17,941	$24,213	$24,213
Provision for income taxes(1)	—	—	—	—	—	8,790

Net income	$4,379	$6,428	$7,979	$17,941	$24,213	$15,423

Net income per common share
Basic						$0.73
Diluted						$0.70
Weighted average shares outstanding
Basic						20,990
Diluted						22,113
Selected Operating Data:
Company restaurants:
Number open at end of period	29	44	56	77	87	87
Average unit volumes(2)	$3,118	$3,312	$3,313	$3,270	$3,401	$3,401
Comparable restaurant sales growth(3)	1.2%	9.4%	1.5%	3.7%	3.4%	3.4%
Restaurant operating margin(4)	$13,446	$21,363	$28,621	$46,537	$56,158	$56,158
Restaurant operating margin as a % of sales	19.7%	19.1%	18.5%	20.5%	20.1%	20.1%
EBITDA(5)(6)	$8,075	$12,124	$16,650	$29,029	$37,125	$37,125
EBITDA as a % of revenue	11.4%	10.5%	10.4%	12.5%	13.0%	13.0%
Combined Balance Sheet Data:
Total current assets	$7,971	$12,468	$9,392	$15,399	$20,974	$20,974
Total current liabilities	9,536	23,170	29,215	30,850	40,573	65,150
Total liabilities	33,228	54,692	75,238	95,690	104,606	129,183
Total members'/stockholders' equity	10,227	12,222	16,535	26,987	37,902	13,325

(1)
The pro forma provision for income taxes is based upon an effective federal tax rate of 38.41% and a combined state tax rate of 5.25%, which is our estimate of the average state tax rate we would have paid based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. After giving effect to the deductibility of state taxes at the federal level and giving effect to tip tax credits, the combined effective federal and state tax rate would have been 36.3%. Upon becoming a "C" corporation, we will record a cumulative net deferred tax liability and corresponding charge to our income tax provision of approximately $            which is not reflected in the pro forma information.

(2)
Average unit volume represents the average annual restaurant sales for all company restaurants open for a full 18 months before the end of the period measured.

(3)
Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period.

(4)
We define restaurant operating margin to be restaurant sales minus restaurant operating costs. Restaurant operating margin does not include general and administrative expenses, depreciation and amortization expenses and pre-opening expenses. We exclude general and administrative expenses because they are not restaurant specific; we exclude depreciation and amortization expenses because they are non-cash costs and are primarily unrelated to the ongoing operations of a restaurant; and we exclude pre-opening expenses because they are also unrelated to the ongoing operations of a restaurant. We use restaurant operating margin to evaluate the performance of each individual restaurant and our restaurants as a whole, as well as the performance of our managing and market partners. Additionally, we use restaurant operating margin to measure the impact of business decisions we make to increase profitability at the restaurant level. These decisions include changes to menu pricing, the testing and introduction of new menu items, various marketing promotions, the implementation of new systems or technology, and the refurbishment or remodeling of existing restaurants. We also utilize restaurant operating margin as a measure to, in part, determine which restaurants should remain open and which should be closed. We also believe that it is a measure commonly used in the restaurant industry to evaluate operating performance. However, restaurant operating margin is not a measurement determined in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered in isolation as an indicator of financial performance or liquidity or as an alternative to net income, income from operations, net cash provided by operating activities or other financial measures presented in accordance with GAAP. Restaurant operating margin as presented may not be comparable to other similarly titled measures of other companies. The following tables set forth our calculation of restaurant operating margin, along with a reconciliation to income from operations:

Calculation of Restaurant Operating Margin:	1999	2000	2001	2002	2003	Unaudited Pro Forma 2003
	(in thousands)
Restaurant sales	$68,330	$111,739	$154,359	$226,756	$279,519	$279,519
Restaurant operating costs:
Cost of sales	23,276	38,422	53,342	74,351	91,904	91,904
Labor	19,787	32,048	43,607	64,506	78,070	78,070
Rent	1,962	3,401	4,410	5,125	6,005	6,005
Other operating	9,859	16,505	24,379	36,237	47,382	47,382

Total restaurant operating costs	$54,884	$90,376	$125,738	$180,219	$223,361	$223,361
Restaurant operating margin	$13,446	$21,363	$28,621	$46,537	$56,158	$56,158
Reconciliation to Income from Operations:
Restaurant operating margin	$13,446	$21,363	$28,621	$46,537	$56,158	$56,158
Franchise royalties and fees	2,648	4,027	5,553	6,080	6,934	6,934
Pre-opening expenses	(2,512)	(3,322)	(3,640)	(4,808)	(2,571)	(2,571)
Depreciation and amortization expenses	(2,042)	(3,150)	(5,022)	(6,876)	(8,562)	(8,562)
General and administrative expenses	(4,437)	(7,466)	(11,135)	(13,633)	(16,631)	(16,631)

Income from operations	$7,103	$11,452	$14,377	$27,300	$35,328	$35,328

(5)
EBITDA consists of net income plus interest expense, plus income tax provision and plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

  •
  it is a widely accepted financial indicator of a company's ability to service its debt and a variation of it is used in determining compliance with certain covenants under our credit facility and other loan agreements;

  •
  it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

  •
  it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our property and equipment.

Our management uses EBITDA:

  •
  as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment; and

  •
  in presentations to the members of our board to enable our board to have the same consistent basis for measuring operating performance used by management.

The following table provides a reconciliation of net income to EBITDA:

	1999	2000	2001	2002	2003	Unaudited Pro Forma 2003
	(in thousands)
Net income	$4,379	$6,428	$7,979	$17,941	$24,213	$15,423
Provision for income taxes	—	—	—	—	—	8,790
Interest expense	1,654	2,546	3,649	4,212	4,350	4,350
Depreciation and amortization	2,042	3,150	5,022	6,876	8,562	8,562

EBITDA	$8,075	$12,124	$16,650	$29,029	$37,125	$37,125

(6)
EBITDA includes rent expense of $4.4 million, $5.1 million and $6.0 million for the years ended December 30, 2001, December 31, 2002, and December 30, 2003. For the year ended December 30, 2003, pro forma EBITDA includes rent expense of $6.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Company

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of December 30, 2003, 162 Texas Roadhouse restaurants were operating in 32 states. We owned and operated 87 restaurants in 24 states, and franchised and licensed an additional 75 restaurants in 18 states.

        Our primary focus is on serving "Legendary Food." Within each menu category, Texas Roadhouse restaurants offer a wide variety of high quality menu items at several price points, with the goal of fulfilling each customer's budget and value expectations. We offer a broad assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrees include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls. For company restaurants, our average per person guest check for 2003 was $13.53. While focusing primarily on dinner only and maintaining an attractive average per person guest check, the average unit volume for all company restaurants open for a full 18 months before the end of 2003 was $3.4 million.

        We are also committed to providing "Legendary Service." We staff each restaurant with an experienced management team to ensure the consistent delivery of both high quality food and guest service. We place particular emphasis on the friendly attitude and teamwork of our restaurant staff and on our restaurant managers' visibility and interaction with our staff and guests. In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. This enables our managers and staff to have more energy and enthusiasm for serving guests during what are primarily single evening shifts.

        We believe the atmosphere we establish in our restaurants is a key component for fostering repeat business. We create a fun, lively atmosphere with our rustic décor, outgoing, friendly service, jukeboxes which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations.

        The first Texas Roadhouse restaurant opened in Clarksville, Indiana in February 1993. As of December 30, 2003, we had opened 165 Texas Roadhouse restaurants. Of those, only three had closed, all of which were opened in 1994 before we developed our prototype restaurant and changed our site analysis and selection process. As of December 30, 2003, 162 Texas Roadhouse restaurants were in existence including:

  •
  87 "company restaurants," of which 56 were wholly-owned and 31 were majority-owned or controlled by us. The results of operations of company restaurants are included in our combined operating results. The portion of income attributable to minority interests in company restaurants that are not wholly-owned is reflected in the line item entitled "Minority interest" in our combined statements of income.

  •
  75 "franchise restaurants," of which 71 were franchise restaurants and four were license restaurants. We have a 10.0% ownership interest in two franchise restaurants, a 5.0% ownership interest in six franchise restaurants, and a 1.0% ownership in one franchise restaurant. The income derived from our minority interests in these franchise restaurants is reported in the line item entitled "Equity income from investments in unconsolidated subsidiaries" in our combined statements of income. Additionally, we provide various management services to ten franchise restaurants.

        Pursuant to contractual arrangements, we have the right, upon becoming a public company, to acquire at pre-determined valuation formulas (i) the remaining equity interests in all 31 of our majority-owned or controlled company restaurants and (ii) 49 of the franchise restaurants. In connection with this offering, we are exercising this buyout right with respect to all 31 of such company restaurants and one such franchise restaurant.

Presentation of Financial and Operating Data

        We operated through 2001 on a fiscal year, which ended on the last Sunday in December. Beginning with fiscal year 2002, for operational reasons, we changed our fiscal year end to the last Tuesday in December. This change resulted in fiscal year 2002 consisting of 52 weeks and two days as compared to fiscal years 2001 and 2003, both of which were 52 weeks in length. The extra two days in 2002 were not significant to our results of operations.

        We conducted the Texas Roadhouse restaurant business through:

  •
  Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants;

  •
  Texas Roadhouse Development Corporation, which holds the rights to franchise Texas Roadhouse restaurants;

  •
  Texas Roadhouse Management Corp., which provides management services to Texas Roadhouse Holdings LLC, Texas Roadhouse Development Corporation and certain license and franchise restaurants;

  •
  WKT Restaurant Corp., the managing member of Texas Roadhouse Holdings LLC; and

  •
  certain controlled franchise restaurants,

all of which were entities under the common control of W. Kent Taylor, our founder and chairman. To prepare for this offering, we will undertake a series of transactions that will result in the above affiliated entities being combined under our new holding company, Texas Roadhouse, Inc. The combined historical financial statements and financial data of our company reflect the combined operations and financial position of Texas Roadhouse Holdings LLC and the above affiliated entities. In connection with these transactions, we will issue an aggregate of            shares of Class A common stock and            shares of Class B common stock.

        Immediately before the completion of this offering, we will acquire the remaining equity interests in all 31 of our majority-owned or controlled company restaurants and Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for an aggregate of            shares of our Class A common stock. As a result, immediately before the completion of this offering, (i) an aggregate of                        shares of Class A common stock and            shares of Class B common stock will be issued and outstanding, (ii) we will have a total of 88 company restaurants, all of which will be wholly-owned and (iii) there will be a total of 74 franchise restaurants. Going forward, these transactions will have the following effect on our financial position and results of operations:

  •
  first, unlike Texas Roadhouse Holdings LLC, Texas Roadhouse, Inc., as a C corporation, will be subject to state and federal income tax;

  •
  second, upon becoming a "C" corporation, we will record a cumulative net deferred tax liability and a corresponding charge to our provision for income taxes of approximately $            which is not reflected in the pro forma combined financial data set forth elsewhere in this prospectus;

  •
  third, as a result of acquiring all of the remaining interests in our majority-owned or controlled restaurants, all of our 88 company restaurants will be wholly-owned by us which will eliminate the provision for minority interest in our financial statements.

Long-Term Strategies to Grow Net Income and Net Income Per Share

        Our long-term strategies with respect to increasing net income and net income per share include the following:

        Expanding Our Restaurant Base.    We believe our concept has broad appeal and strong economics that will allow us to significantly increase the number of restaurants in operation. Our average cash investment to develop and open a new restaurant, including the cost of land and pre-opening expenses, is $2.5 million to $3.0 million. We prefer to purchase land when it is possible to do so. Excluding the cost of land, our average cash investment is $1.9 million to $2.1 million. While company restaurants on owned property require a larger initial capital investment to purchase the land, such restaurants tend to have better restaurant operating margins since they do not have rent expense. To the extent we need to borrow funds to finance the purchase of site locations, our interest expense will increase. Of the 87 company restaurants open at December 30, 2003, we owned 43 properties and leased 44 properties.

        Company restaurants open for a full 18 months before the end of 2003 generated average unit volumes of $3.4 million. In 2003, restaurant operating margin for all company restaurants, including rent expense, as a percent of sales was 20.1%. Rent expense was 2.1% of sales in 2003.

        Improving Restaurant Operating Margin.    We plan to increase restaurant operating margin through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    Over the past several years, we have made significant investments in our infrastructure, including information systems, marketing, and operations. As a result, we believe that our general and administrative costs will increase at a slower rate than revenue growth.

Key Operating Personnel

        Key personnel who have a significant impact on the performance of our restaurants include managing and market partners. Each company restaurant has one managing partner who serves as the general manager. Market partners provide supervisory services to up to 14 managing partners and their respective management teams. Market partners also assist with our site selection process and recruitment of new management teams. The managing partner of each company restaurant and their corresponding market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing and market partners includes a base salary plus a percentage of the pre-tax net income of the restaurant(s) they operate or supervise. In 2003, the average annual bonus as a percentage of total compensation for managing and market partners was 54% and 75%, respectively. Managing and market partners are eligible to participate in our stock option plan and are required to make deposits of $25,000 and $50,000, respectively towards the exercise price of such options.

Key Measures We Use To Evaluate Our Company

        Key measures we use to evaluate and assess our business include the following:

        Number of Restaurant Openings.    Number of restaurant openings reflects the number of restaurants opened during a particular fiscal period. For company restaurant openings we incur pre-opening costs, which are defined below, before the restaurant opening. Typically new restaurants open with an initial start-up period of higher than normalized sales volumes, which decrease to a steady level approximately three to six months after opening. However, although sales volumes are generally higher, so are initial costs, resulting in restaurant operating margins that are generally lower during the start-up period of operation and increase to a steady level approximately three to six months after opening.

        Comparable Restaurant Sales Growth.    Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period. Comparable restaurant sales growth can be generated by an increase in guest traffic counts or by increases in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

        Average Unit Volume.    Average unit volume represents the average annual restaurant sales for all company restaurants open for a full 18 months before the end of the period measured. Growth in average unit volumes in excess of comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels in excess of the system average. Conversely, growth in average unit volumes less than growth in comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels lower than the system average.

        Restaurant Operating Margin.    We define restaurant operating margin to be restaurant sales minus restaurant operating costs. Restaurant operating margin does not include general and administrative expenses, depreciation and amortization expenses and pre-opening expenses. We exclude general and administrative expenses because they are not restaurant specific; we exclude depreciation and amortization expenses because they are non-cash costs and are primarily unrelated to the ongoing operations of the restaurant; and we exclude pre-opening expenses because they are also unrelated to the ongoing operations of a restaurant. We use restaurant operating margin to evaluate the performance of each individual restaurant and our restaurants as a whole, as well as the performance of our managing and market partners. Additionally, we use restaurant operating margin to measure the impact of business decisions we make to increase profitability at the restaurant level. These decisions include changes to menu pricing, the testing and introduction of new menu items, various marketing promotions, the implementation of new systems or technology, and the refurbishment or remodeling of existing restaurants. We also use restaurant operating margin as a measure to, in part, determine which restaurants should remain open and which should be closed. We also believe that it is a measure commonly used in the restaurant industry to evaluate operating performance. However, restaurant operating margin is not a measurement determined in accordance with U.S. generally accepted accounting principles or GAAP and should not be considered in isolation as an indicator of financial performance or liquidity or as an alternative to net income, income from operations, net cash provided by operating activities or other financial measures presented in accordance with GAAP. Restaurant operating margin as presented may not be comparable to other similarly titled measures of other companies.

        Net Income Margin.    Net income margin represents net income as a percentage of revenue.

        Store Weeks.    Store weeks represent the number of weeks that our company restaurants were open during the year.

        Per Person Average Check.    Per person average check represents restaurant sales divided by the number of guests served. We consider each sale of an entree to be a single guest served.

Other Key Definitions

        Restaurant Sales.    Restaurant sales include gross food and beverage sales, net of promotions and discounts.

        Franchise Royalties and Fees.    Franchisees typically pay a $40,000 initial franchise fee for each new restaurant. Franchise royalties consist of royalties in the amount of 2.0% to 4.0% of gross sales paid to us by our franchisees.

        Restaurant Cost of Sales.    Restaurant cost of sales consists of food and beverage costs.

        Restaurant Labor Expenses.    Restaurant labor expenses include all direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our managing and market partners. These profit sharing expenses are reflected in restaurant other operating expenses.

        Restaurant Rent Expense.    Restaurant rent expense includes all rent payments associated with the leasing of real estate and includes base, percentage and straight-line rent.

        Restaurant Other Operating Expenses.    Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, supplies, advertising, repair and maintenance and other expenses. Profit sharing allocations to market partners and managing partners are also included in restaurant other operating expenses.

        Restaurant Pre-opening Expenses.    Restaurant pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new restaurant and are comprised principally of training and opening team salaries, travel expenses, and food, beverage and other initial supplies and expenses.

        General and Administrative Expenses.    General and administrative expenses ("G&A") is comprised of expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. Supervision and accounting fees received from certain franchise restaurants and license restaurants are offset against general and administrative expenses.

        Depreciation and Amortization Expenses.    Depreciation and amortization expenses ("D&A") includes the depreciation of fixed assets and, for 2001 only, the amortization of goodwill associated with the acquisition of the ownership interests in the three original restaurants. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, issued by the Financial Accounting Standards Board in July 2001, we, as of the beginning of 2002, ceased amortizing our goodwill. We perform periodic assessments of whether our goodwill is impaired and make an earnings charge only if such impairment exists.

        Interest Expense, Net.    Interest expense includes the cost of our debt obligations including the amortization of loan fees.

        Minority Interest.    Our combined subsidiaries at December 30, 2003 included 31 majority-owned or controlled restaurants and Texas Roadhouse Development Corporation. Minority interest represents the portion of income attributable to the other owners of the majority-owned or controlled restaurants and Texas Roadhouse Development Corporation.

        Equity Income from Unconsolidated Affiliates.    We own a 10.0% equity interest in two franchise restaurants, a 5.0% interest in six franchise restaurants, and a 1.0% equity interest in one franchise restaurant. Equity income from unconsolidated affiliates represents our percentage share of net income earned by these unconsolidated affiliates.

Results of Operations

	2001		2002		2003
	$	%	$	%	$	%
	(in thousands)
Combined Statements of Income:
Revenue:
Restaurant sales	$154,359	96.5%	$226,756	97.4%	$279,519	97.6%
Franchise royalties and fees	5,553	3.5	6,080	2.6	6,934	2.4

Total revenue	$159,912	100.0%	$232,836	100.0%	$286,453	100.0%

Costs and expenses:
(As a percentage of restaurant sales)
Restaurant operating costs:
Cost of sales	53,342	34.6	74,351	32.8	91,904	32.9
Labor	43,607	28.3	64,506	28.4	78,070	27.9
Rent	4,410	2.9	5,125	2.3	6,005	2.1
Other operating	24,379	15.8	36,237	16.0	47,382	17.0
(As a percentage of total revenue)
Pre-opening	3,640	2.3	4,808	2.1	2,571	0.9
Depreciation and amortization	5,022	3.1	6,876	3.0	8,562	3.0
General and administrative	11,135	7.0	13,633	5.9	16,631	5.8

Total costs and expenses	$145,535	91.0%	$205,536	88.3%	$251,125	87.7%
Income from operations	14,377	9.0	27,300	11.7	35,328	12.3
Interest expense, net	3,649	(2.3)	4,212	(1.8)	4,350	(1.5)
Minority interest	2,899	(1.8)	5,168	(2.2)	6,704	(2.3%)
Equity income (loss) from investments in unconsolidated affiliates	25	0.0	21	0.0	(61)	0.0
Other income	125	0.1	—	0.0	—	0.0

Net income	$7,979	5.0%	$17,941	7.7%	$24,213	8.5%

Restaurant Unit Activity

	Company	Franchise	Total
Balance at December 31, 2000	44	48	92
Openings	13	15	28
Acquisitions (Dispositions)	(1)	1	—
Closures	—	—	—

Balance at December 30, 2001	56	64	120
Openings	20	2	22
Acquisitions (Dispositions)	1	(1)	—
Closures	—	—	—

Balance at December 31, 2002	77	65	142
Openings	10	10	20
Acquisitions (Dispositions)	—	—	—
Closures	—	—	—

Balance at December 30, 2003	87	75	162

        Restaurant Sales.    Restaurant sales increased by 23.3% in 2003 as compared to 2002 and by 46.9% in 2002 as compared to 2001. The increases in 2003 and 2002 were primarily attributable to the opening of new restaurants. The following table summarizes additional factors that influenced the changes in restaurant sales at company restaurants for 2003 and 2002.

	2001	2002	2003
Company Restaurants
Store weeks	2,490	3,528	4,234
Comparable restaurant sales growth	1.5%	3.7%	3.4%
Average unit volumes (in thousands)	$3,313	$3,270	$3,401
Average per person check	$12.46	$13.05	$13.53

        Franchise Royalties and Fees.    Franchise royalties and fees increased by $854,000, or by 14.0%, in 2003 as compared to 2002. This increase was primarily attributable to the opening of new franchise restaurants. Franchise restaurant count activity is shown in the Restaurant Unit Activity table above. Royalties and fees increased by $527,000, or by 9.5%, in 2002 as compared to 2001. This increase was primarily attributable to the opening of new restaurants and comparable restaurant sales growth.

        Restaurant Cost of Sales.    Restaurant cost of sales increased slightly as a percentage of restaurant sales to 32.9% in 2003 from 32.8% in 2002. This increase was primarily due to the higher cost of pork ribs. Restaurant cost of sales decreased as a percentage of restaurant sales to 32.8% in 2002 from 34.6% in 2001. This decrease was primarily due to the lower cost of beef and chicken. Although the market prices of those items actually increased during 2002, we negotiated fixed prices with our vendors for those items in late 2001 at a time when the market prices were considerably lower.

        Restaurant Labor Expenses.    Restaurant labor expenses, as a percentage of restaurant sales, decreased from 28.4% in 2002 to 27.9% in 2003. The percentage of sales benefit generated from comparable sales growth more than offset modest wage rate inflation. Restaurant labor expenses, as a percentage of sales, remained primarily stable between 2001 and 2002.

        Restaurant Rent Expense.    Restaurant rent expense, as a percentage of restaurant sales, decreased to 2.1% in 2003 from 2.3% in 2002 and from 2.9% in 2001. During 2002 and 2003, a higher percentage of our restaurants, versus what we have done historically, were developed on owned versus leased properties.

        Restaurant Other Operating Expenses.    Restaurant other operating expenses increased as a percentage of restaurant sales to 17.0% in 2003 from 16.0% in 2002. Increased spending on equipment leases, supplies, and repair and maintenance combined with inflation in utilities, particularly natural gas, were the primary drivers of this increase. Restaurant other operating expenses increased as a percentage of restaurant sales to 16.0% in 2002 from 15.8% in 2001. Increased spending on equipment leases was the primary driver.

        Restaurant Pre-Opening Expenses.    Restaurant pre-opening expenses in 2003 decreased to $2.6 million from $4.8 million in 2002. This decrease was due to the opening of fewer restaurants in 2003 as compared to 2002. Pre-opening expenses in 2002 increased to $4.8 million from $3.6 million in 2001. This increase was due to opening additional restaurants in 2002 as compared to 2001.

        Depreciation and Amortization Expenses.    D&A, as a percentage of revenue, remained constant at 3.0% for 2003 as compared to 2002. D&A, as a percentage of revenue, fell slightly to 3.0% in 2002 versus 3.1% in 2001.

        General and Administrative Expenses.    G&A expenses increased in 2003 to $16.6 million (5.8% of revenue) from $13.6 million (5.9% of revenue) in 2002. G&A expenses increased in 2002 to $13.6 million (5.9% of revenue) from $11.1 million (7.0% of revenue) in 2001. For both years, the cost increases were primarily due to infrastructure additions including executive, supervisory, operational, systems, and training personnel put into place during the last two fiscal years to accommodate our growth plans.

        Before this offering, some of our executive officers earned compensation at rates significantly below market levels and we paid no salary or bonus compensation to our chairman. These executives were compensated through the payment of certain royalties and distributions earned on their respective investments in our restaurants. With the completion of this offering, we will purchase these royalty rights and the equity interests of a portion of restaurant investments held by our executive officers. With the completion of this offering, our annual G&A will be approximately $3.0 to $3.5 million higher than it would have otherwise been, reflecting increases in executive compensation and other expenses, including public company compliance, audit, director and officers insurance coverage and director compensation expenses.

        Interest Expense, Net.    Interest expense increased slightly in 2003 to $4.4 million from $4.2 million in 2002. In July, 2003 we completed a $100.0 million, three year credit facility that enabled us to refinance 80.0% of our existing debt at much lower rates of interest and provide us with roughly $50.0 million of available financing to fund the development of new restaurants. Interest expense included the write-off of approximately $332,000 of loan fees related to the refinanced debt. This increase was partially offset by a reduction in interest rates on approximately $47.6 million of the refinanced debt. We have been able to borrow at steadily decreasing interest rates due both to the favorable interest environment and to our steadily improving earnings and resulting creditworthiness. The weighted average interest rate for our installment loans decreased from 5.88% at December 31, 2002 to 4.59% at December 30, 2003. Interest expense increased in 2002 to $4.2 million from $3.6 million in 2001. The increase was due to $14.8 million in additional debt. The increase in interest expense attributable to new debt was partially offset by a reduction in interest rates on approximately $11.2 million of debt which was refinanced during the year. The weighted average interest rate for our installment loans decreased from 8.08% at December 30, 2001 to 5.88% at December 31, 2002. With the completion of this offering, our interest expense will significantly decrease as we pay down a substantial portion of our outstanding debt.

        Minority Interest.    The minority interest deducted from income in 2003 increased to $6.7 million from $5.2 million in 2002. The increase was primarily due to an increase in majority-owned restaurant store weeks resulting from the addition of seven majority-owned or controlled restaurants which opened in 2002. The minority interest deducted from income in 2002 increased to $5.2 million from $2.9 million in 2001. The increase was primarily due to an increase in majority-owned or controlled restaurant store weeks resulting from the addition of seven majority-owned or controlled restaurants, which opened in 2001.

        Equity Income from Unconsolidated Affiliates.    In 2003, we reported a loss of $61,000 from unconsolidated affiliates compared to income of $21,000 reported in 2002. In 2003, seven franchise restaurants opened in which we owned either a 5.0% or 10.0% interest. Primarily due to pre-opening expenses, new restaurants take three to six months to become profitable; hence, these new restaurants produced net losses in 2003. While we expect to add a few franchise restaurants in 2004 in which we will have a small ownership interest, we expect to report income for the equity income from unconsolidated affiliates line in 2004 as the aforementioned 2003 restaurant openings report profits in 2004.

        Other Income.    During 2001, we sold a 50.0% interest in a majority-owned restaurant to the restaurant's minority owners.

        Net Income Margin.    Net income margin increased from 7.7% in 2002 to 8.5% in 2003. Lower pre-opening expenses were the key driver of this increase. Net income margin increased from 5.0% in 2001 to 7.7% in 2002. Increased restaurant operating margin and G&A leverage were the key components of this increase.

Liquidity and Capital Resources

        The following table presents a summary of our net cash provided by operating, investing and financing activities:

	December 30, 2001	December 31, 2002	December 30, 2003
	(in thousands)
Net cash provided by operating activities	$22,502	$31,718	$42,158
Net cash used in investing activities	(35,769)	(32,764)	(26,524)
Net cash provided by (used in) financing activities	9,894	4,945	(17,722)

Net increase (decrease) in cash	$(3,373)	$3,899	$(2,088)

        We require capital principally for the development of new company restaurants and the refurbishment of existing restaurants. Capital expenditures totaled approximately $26.9 million, $34.7 million and $35.9 million for the years ended December 30, 2003, December 31, 2002, and December 30, 2001, respectively. We either lease our restaurant site locations under operating leases for periods of five to 30 years (including renewal periods) or purchase the land where it is cost effective. As of December 30, 2003, there were 43 restaurants developed on land which we owned.

        We have also required cash to pay distributions to our equity holders. Our predecessor companies paid aggregate distributions to their equity holders in 2002 and 2003 of $13.9 million and $21.7 million, respectively. These predecessor companies will continue to make distributions in respect of their income from December 31, 2003 through the effective date of their combination under Texas Roadhouse, Inc. We estimate that the aggregate amount of these distributions will be $         million.

        Additionally, immediately before the completion of this offering, we will make a distribution of approximately $24.6 million to those of our existing stockholders who were formerly members of Texas Roadhouse Holdings LLC, representing distributions which have been declared, but not paid, in respect of the income of Texas Roadhouse Holdings LLC for the years 2000 through 2003. We will make additional distributions in respect of its income from December 31, 2003 through the effective date of the combination of our operations under Texas Roadhouse, Inc. which will occur immediately before the completion of this offering. We estimate that the aggregate amount of these distributions will be $         million.

        Upon the effective date of the combination, we intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

        In 2003, we used cash on hand, borrowings under our credit facility and net cash provided by operating activities to fund capital expenditures and distributions. In addition, we were able to reduce our debt by approximately $1.2 million in 2003 as compared to 2002.

        In July 2003, we completed a $100.0 million, three year credit facility that enabled us to refinance 80.0% of our existing debt at much lower rates of interest and provide us with roughly $50.0 million of available financing to fund the development of new restaurants. The terms of the facility require us to pay interest on outstanding borrowings at LIBOR plus a margin of 1.50% to 2.75% (depending on our leverage ratio) and pay a commitment fee of 0.25% per year on any unused portion of the facility. The credit facility contains various covenants and restrictions that, among other things, require the maintenance of stipulated leverage and fixed charge coverage ratios and minimum combined net worth. We are currently in compliance with such covenants. At December 30, 2003, we had $50.2 million of borrowings outstanding under our credit facility and $47.0 million of availability net of $1.4 million of outstanding letters of credit. In addition, we had various other notes payable totaling $14.1 million with interest rates ranging from 4.2% to 10.8%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate for 2003 was 4.6%.

        In 2003, we entered into a fixed rate swap agreement for $31.2 million of the outstanding debt under our credit facility to limit the variability of a portion of our interest payments. This swap changes the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of this interest rate swap, we receive variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. In connection with the completion of this offering, we expect to terminate this arrangement.

        Our future capital requirements will primarily depend on the number of new restaurants we open and the timing of those openings within a given fiscal year. These requirements will include costs directly related to opening new restaurants and may also include costs necessary to ensure that our infrastructure is able to support a larger restaurant base. In 2004 and 2005, we expect our capital expenditures to be approximately $40.0 million to $50.0 million, and $50.0 million to $60.0 million, respectively, substantially all of which will relate to planned restaurant openings. We intend to satisfy our capital requirements over the next 18 months with cash on hand, net cash provided by operating activities and funds available under our credit facility.

Contractual Obligations

        The following table summarizes the amount of payments due under specified contractual obligations as of December 30, 2003:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations	$64,313	$8,059	$47,636	$3,018	$5,600
Capital lease obligations	1,716	305	473	234	704
Operating lease obligations	79,077	8,509	16,659	12,634	41,275
Capital obligations	22,602	22,602	—	—	—

Total contractual obligations	$167,708	$39,475	$64,768	$15,886	$47,579

        See Notes 3 and 6 to the combined financial statements for details of contractual obligations.

Off-Balance Sheet Arrangements

        Except for operating leases (primarily restaurant leases), we do not have any off-balance sheet arrangements.

Guarantees

        We have not entered into any transactions with unconsolidated entities that are financial guarantees.

Recent Accounting Pronouncements

        See Note 2 in the accompanying combined financial statements.

Critical Accounting Policies and Estimates

        The above discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 2 to the accompanying combined financial statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the combined financial statements.

        Impairment of Long-Lived Assets.    We adopted Accounting for Impairment or Disposal of Long-lived Assets ("SFAS No. 144") on December 31, 2001. The adoption of SFAS No. 144 did not affect our combined financial statements. In accordance with SFAS No. 144, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        Our judgments and estimates related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

        Goodwill.    Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting until level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. There were no changes to the carrying amount of goodwill for the years ended December 31, 2002 or December 30, 2003.

        Insurance Reserves.    We self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. We record a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to us based on estimates provided by a third party administrator and insurance company. Our accounting policies regarding insurance reserves include certain actuarial assumptions and management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. These assumptions are closely reviewed, monitored, and adjusted when warranted by changing circumstances. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs. We purchase insurance for individual claims that exceed the amounts listed below:

Workers Compensation	$250,000
General Liability	$100,000
Property	$50,000

Effects of Inflation

        We do not believe inflation has had a significant effect on our operations during the past several years. We generally have been able to substantially offset increases in our restaurant and operating costs resulting from inflation by altering our menu, increasing menu prices or making other adjustments.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. At December 30, 2003, outstanding borrowings under our revolving lines of credit bear interest at approximately 150 to 275 basis points (depending on our leverage ratios) over the 30, 60, 90 or 180 day London Interbank Offered Rate. The weighted average effective interest rate on the $50.2 million outstanding balance under these lines at December 30, 2003 was 3.7%. In addition, we had various other notes payable totaling $14.1 million with interest rates ranging from 4.2% to 10.8%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate for 2003 was 4.6%.

        In 2003, we entered into a fixed rate swap agreement for $31.2 million of the outstanding debt under our credit facility to limit the variability of a portion of our interest payments. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, we receive variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. In addition, approximately $8.0 million of the $14.1 million outstanding of notes payable are fixed rate notes. Hence, at the end of 2003, approximately $25.1 million of our total debt outstanding was floating or variable. Should interest rates based on these borrowings increase by one percentage point, our estimated annual interest expense would increase by approximately $250,000 over the amounts reported for the year ended December 30, 2003.

        Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for certain commodities such as produce and cheese and we are subject to prevailing market conditions when purchasing those types of commodities. Other commodities are purchased based upon negotiated price ranges established with vendors with reference to the fluctuating market prices. The related agreements may contain contractual features that limit the price paid by establishing certain price floors and caps. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid. Extreme changes in commodity prices and/or long-term changes could affect our financial results adversely. We expect that in most cases increased commodity prices could be passed through to our consumers via increases in menu prices. However, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or, if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected. Additionally, from time to time, competitive circumstances could limit menu price flexibility, and in those cases margins would be negatively impacted by increased commodity prices.

        We are subject to business risk as our beef supply is highly dependent upon four vendors. We currently purchase most of our beef from one of the largest beef suppliers in the country. If this vendor was unable to fulfill its obligations under its contracts, we may encounter supply shortages and incur higher costs to secure adequate supplies, any of which would harm our business.

BUSINESS

General

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of December 30, 2003, 162 Texas Roadhouse restaurants were operating in 32 states. We owned and operated 87 restaurants in 24 states, and franchised and licensed an additional 75 restaurants in 18 states.

        Our primary focus is on serving "Legendary Food." Within each menu category, Texas Roadhouse restaurants offer a wide variety of high quality menu items at several price points, with the goal of fulfilling each guest's budget and value expectations. Our menu features a broad assortment of specially seasoned and aged steaks, hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrees include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls. While focusing primarily on dinner only and maintaining an attractive average per person guest check average of $13.53, average unit volumes for all company restaurants open for a full 18 months before the end of 2003 were $3.4 million.

        We are also committed to providing "Legendary Service." We staff each restaurant with an experienced management team to ensure the consistent delivery of both high quality food and guest service. We place particular emphasis on the friendly attitude and teamwork of our restaurant staff and on our restaurant managers' visibility and interaction with our staff and guests. In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays to enable our managers and staff to have more energy and enthusiasm for serving guests during what are primarily single evening shifts.

        We believe the atmosphere we establish in our restaurants is a key component of driving repeat business. We create a fun, lively atmosphere with our rustic décor, outgoing, friendly service, jukeboxes which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations.

        We have successfully grown the total number of Texas Roadhouse company and franchise restaurants over the past five years from 67 restaurants in 1999 to 162 restaurants as of the end of 2003, representing a 24.7% compounded annual growth rate. Over the same period, our revenue increased from $71.0 million to $286.5 million and operating income from $7.1 million to $35.3 million, representing compounded annual growth rates of 41.7% and 49.3%, respectively. We believe that the broad appeal of our concept and our compelling restaurant model provide us with significant opportunities for continued profitable growth.

Restaurant Industry Overview

        According to the National Restaurant Association, or NRA, the restaurant industry represents approximately 4.0% of the United States' gross domestic product. The NRA forecasts that restaurant industry sales will continue to rise in 2004, reaching $440.1 billion. The NRA estimates that the industry today encompasses approximately 878,000 full-service restaurants, and this number is expected to grow to over 1.0 million by 2010.

        The NRA also estimates that:

  •
  total sales in the restaurant industry for 2003 exceeded $420 billion, marking 12 consecutive years of growth;

  •
  sales in the full-service segment of the U.S. restaurant industry grew approximately 7.9% between 2001 and 2003, reaching over $150 billion in 2003; and

  •
  sales at full-service restaurants in the United States will increase approximately 4.6% in 2004 to $158 billion.

        Technomic, Inc., a national consulting and research firm, forecasts sales at U.S. full-service restaurants, such as Texas Roadhouse, to grow at a compounded annual rate of 5.5% from 2002 through 2007, compared to forecasted compounded annual growth of 5.0% for the total U.S. restaurant industry for the same period. According to Technomic, the varied menu category within the full-service restaurant segment of the U.S. restaurant industry is projected to grow at an 8.5% compounded annual growth rate from 2002 through 2007. In 2002, the full-service steak segment accounted for 7.5% of sales within the full-service category and 3.8% of sales within the total restaurant industry. Technomic estimates that this segment will grow at a compounded annual rate of 7.0% from 2002 through 2007.

        Within the consumer food industry, studies show that there has been a steady shift away from the consumption of "food-at-home" towards the purchase of "food-away-from-home" over the past 50 years. According to the NRA, "food-away-from-home" is expected to represent in excess of 50.0% of all food purchases made by consumers by 2010.

        We believe that this growth in purchases of "food-away-from-home" is attributable to, among other things, the following demographic, economic and lifestyle trends:

  •
  the rise in the number of women in the workplace;

  •
  an increase in dual-income families;

  •
  the aging of the U.S. population; and

  •
  an increased willingness by consumers to pay for the convenience of meals prepared outside their homes.

        We believe these trends have contributed to an increased demand for full-service dining and that this demand will continue to increase.

Operating Strategy

        The operating strategy that underlies the growth of our concept is built on the following key components:

  •
  Offering "Legendary Food."    We are passionate about offering high quality food and providing generous size portions from a broad menu of great tasting food items, with an emphasis on freshness. Our emphasis on high quality is demonstrated through offering aged steaks that are hand cut daily on the premises, award-winning fall-off-the-bone ribs, and made-from-scratch yeast rolls and side items. To strengthen our dedication to "Legendary Food," we have assembled a team that currently consists of 20 product coaches whose function is to provide continual hands-on training and support to the kitchen staffs in all Texas Roadhouse restaurants for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, appearance, freshness and portion size. Each product coach is responsible for an average of nine restaurants and spends substantially all of his or her time in the restaurants. We expect to maintain this ratio as we develop additional restaurants. Each restaurant is evaluated to measure compliance with our standards and to assure that the same level of food quality and consistency is maintained throughout the system.

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  Providing "Legendary Service."    We are committed to providing "Legendary Service"—service that is prompt, attentive and friendly. We accomplish these high service levels by keeping low table-to-server ratios, creating a culture that encourages an exciting, fun work environment and focusing on primarily serving dinner only during weekdays at the majority of our restaurants. Our low table-to-server ratio allows our servers to truly focus on their guests and serve their needs in a personal, individualized manner. Our fun work environment fosters employees who enjoy working in our restaurants and creating a memorable dining experience for our guests. In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. This enables our managers and staff to have more energy and enthusiasm for serving guests during what are primarily single evening shifts.

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  Offering a Variety of Attractive Price Points.    We offer what we believe is "Legendary Food and Legendary Service" at moderate price points as low as or lower than those offered by many of our competitors. Within each menu category, the restaurants offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. For instance, we offer steaks with price points ranging from $7.99 for our 6-ounce sirloin dinner to $17.99 for our 18-ounce T-bone steak dinner. Our primary focus on dinner drives our per guest average check, which was $13.53 for 2003.

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  Rewarding Manager Performance Through Our Compensation Program.    Texas Roadhouse offers a performance based compensation program to our managing partners and market partners. By providing our partners with a significant stake in the success of the restaurants, we believe that we are able to attract and retain experienced, highly motivated persons for managing partners and market partners and focus their efforts on increasing restaurant sales and profitability. Our managing and market partners are required, as a condition of employment, to sign multi-year employment agreements. The annual compensation of our managing and market partners includes a base salary plus a percentage of the pre-tax net income of the restaurant(s) they operate or supervise. In 2003, the average annual bonus as a percentage of total compensation for managing and market partners was 54% and 75%, respectively. Managing and market partners are eligible to participate in our stock option plan and are required to make deposits of $25,000 and $50,000, respectively towards the exercise price of such options.

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  Creating a Fun, Lively and Memorable Experience.    We promote an energetic and fun atmosphere in a comfortable and inviting setting. We convey excitement and energy with our outgoing, friendly service, jukeboxes which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations. Our comfortable and casual setting, highlighted by our rustic southwestern restaurant interiors with hand-painted theme murals, southwestern prints, rugs and artifacts, neon signs, complimentary roasted in-shell peanuts and friendly greeters, creates a lively atmosphere and a memorable dining experience.

Unit Prototype and Economics

        We designed our prototype Texas Roadhouse to provide a relaxed atmosphere and maximize restaurant sales. The Texas Roadhouse prototypical restaurant consists of a freestanding building with approximately 6,300 to 6,900 square feet of space constructed on sites of approximately 1.7 to 2.0 acres, with seating at approximately 56 tables for a total of 239 guests, including 15 bar seats, and parking for approximately 150 automobiles. Our current prototype is adaptable to in-line locations.

        The total cash cost of developing the current prototype Texas Roadhouse restaurant in which we own the land is $2.5 to $3.0 million. This cost includes $600,000 to $1.0 million for land, $1.0 million to $1.1 million for building and site construction, approximately $630,000 for furniture, fixtures, signage and equipment, and approximately $240,000 for pre-opening costs. When we lease the land, the total cash cost of developing our prototype restaurant is between $1.9 million and $2.1 million. As of December 30, 2003, we owned 43 properties and leased 44 properties. Our 2004 development plan includes both the purchase and lease of real property.

        Our average unit volume for 2003 was $3.4 million and our restaurant operating margin as a percent of restaurant sales was 20.1%. Our rent expense as a percent of restaurant sales was 2.1%. The time required for a new restaurant to reach a steady level of cash flow is approximately three to six months.

Growth Strategy

        Our long-term strategies with respect to increasing net income and net income per share include the following:

        Expanding Our Restaurant Base.    We target mid-sized trade areas that we believe include significant opportunities for potential guests because of population size, income levels, and the presence of shopping, entertainment centers and a significant employment base. We also target smaller markets where we believe the appeal of our concept, together with fewer competing casual dining restaurants, provides an attractive opportunity for success. We continually evaluate our market selection criteria and alter them when necessary to reflect new data acquired in conjunction with executing our growth strategy. We expect that approximately three-quarters of our growth in the next several years will be in markets where we have an existing market partner. The remainder will be in markets where we have yet to hire a market partner. Each year, for the next several years, we expect to hire one or two additional market partners. We typically develop one to two restaurants during the first year of a new market partner's employment with us.

        In 2004, we plan to open 15 to 17 additional company restaurants. All but two of these will be in markets where we have an existing market partner. We have either begun construction or have sites currently under contract for purchase or lease for all of these restaurants.

        We may, at our discretion, add franchise stores primarily with franchisees who have demonstrated prior success with the Texas Roadhouse or other restaurant concepts and in markets in which the franchisee demonstrates superior knowledge of the demographics and restaurant operating conditions. We believe that our concept and brand can support as many as 600 additional company or franchise restaurants throughout the United States.

        Improving Restaurant Operating Margin.    We plan to increase restaurant operating margin through a combination of increased comparable store sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    Over the past several years, we have made significant investments in our infrastructure, including information systems, marketing, and operations. As a result, we believe that our general and administrative costs will increase at a slower rate than revenue growth.

Site Selection

        We continue to develop and refine our site selection process. In analyzing each prospective site, management devotes significant time and resources to the evaluation of local market demographics, population density, household income levels and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities, traffic counts and parking. Our management works actively with real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites. Management typically requires three to nine months to locate, approve and control a restaurant site and typically three to ten additional months to obtain necessary permits. Upon receipt of permits, it requires approximately four months to construct, equip and open a restaurant.

Existing Restaurant Locations

        As of December 30, 2003, we had 87 company restaurants and 75 franchise restaurants in 32 states as shown in the chart below.

	Number of Restaurants
	Company	Franchise	Total
Arizona	3	—	3
California	—	1	1
Colorado	7	2	9
Delaware	1	—	1
Florida	1	4	5
Georgia	—	6	6
Idaho	2	—	2
Illinois	4	—	4
Indiana	3	14	17
Iowa	3	—	3
Kansas	1	—	1
Kentucky	4	4	8
Louisiana	2	—	2
Maryland	—	4	4
Massachusetts	3	1	4
Michigan	4	2	6
Missouri	—	1	1
Montana	—	1	1
New Hampshire	1	—	1
New York	1	—	1
North Carolina	7	—	7
Ohio	4	11	15
Oklahoma	3	—	3
Pennsylvania	5	4	9
South Carolina	—	6	6
Tennessee	—	8	8
Texas	21	3	24
Utah	1	—	1
Virginia	3	—	3
West Virginia	—	2	2
Wisconsin	2	1	3
Wyoming	1	—	1

Total	87	75	162

Food

        Menu.    Texas Roadhouse restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. Our dinner entrée prices range from $6.99 to $17.99. We offer a broad assortment of specially seasoned and aged steaks, including 6 and 8 oz. Filets; 6, 8, 11 and 16 oz. Sirloins; and 10 and 12 oz. Rib-eyes, hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. Most entrée prices include made-from-scratch yeast rolls and two of the following made from scratch sides: baked potato, sweet potato, steak fries, mashed potatoes, house or Caesar salad, green beans, chili, seasoned rice, baked beans and steamed vegetables. Our menu allows guests to customize their meals by ordering steaks that are "smothered" either in cheese, onions, gravy or mushrooms and baked potatoes "loaded" with cheese and bacon. Other menu items include specialty appetizers such as the "Cactus Blossom," "Rib Appetizer," and "Chicken Critters" (chicken tenders). We also provide a "12 & Under" menu for children that includes a sirloin steak, Chicken Critters, cheeseburger, hot dog and macaroni and cheese, all served with a beverage for under $4.00.

        Almost all of our restaurants feature a full bar which offers an extensive selection of draft and bottled beer. Managing partners are encouraged to tailor their beer selection to include regional brands and microbrews. We serve a selection of major brands of liquor and wine, as well as frozen margaritas. Alcoholic beverages accounted for 12.4% of restaurant sales at Texas Roadhouse in 2003.

        We have maintained a consistent menu over time, with a selection of approximately 60 menu items. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our "Legendary Food and Legendary Service," we generally remove one menu item for every new menu item introduced, so as to facilitate our ability to execute high quality meals on a focused range of menu items.

        Food Quality.    We are committed to serving a varied menu of high-quality, great tasting food items, with an emphasis on freshness. We have developed proprietary recipes to ensure consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each restaurant, a fully trained meat cutter hand cuts our steaks and other restaurant team members prepare all side items and yeast rolls from scratch in the restaurants daily. We assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency, and speed. Additionally, every entrée is inspected by a manager before it leaves the kitchen to ensure it matches the guest's order and meets our standards for quality, appearance and presentation.

        We employ a team of product coaches whose sole function is to provide continual, hands-on training and education to the kitchen staffs in all Texas Roadhouse restaurants for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size. The team currently consists of 20 product coaches, each handling an average of nine restaurants. We expect to maintain a comparable ratio of product coaches to restaurants as we continue to grow.

        Purchasing.    Our purchasing philosophy is designed to consistently supply fresh, quality products to the restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to ensure consistent quality and freshness and obtain competitive prices. Certain products, such as dairy products and selected produce, are purchased locally to assure freshness.

        Food and supplies are ordered by, and shipped directly to, the restaurants, as we do not maintain a central product warehouse or commissary. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

        Food Safety.    Food safety is of utmost importance to Texas Roadhouse. We currently employ several programs to ensure adherence to proper food preparation procedures and food safety standards. Texas Roadhouse has an established Quality Assurance department whose function is to develop, enforce and maintain programs designed to ensure strict adherence to food safety guidelines. Where required, all food items purchased from qualified vendors have been inspected by reputable, outside inspection services confirming that the vendor is compliant with FDA and USDA guidelines.

        Each product coach is required to perform a sanitation audit on two stores each month and send the results to our Quality Assurance department for review. Furthermore, though it is typically required for food manufactures and not for restaurants, Texas Roadhouse has developed a HAACP (Hazard Analysis and Critical Points) plan which specifies food handling and sanitation procedures for all menu items. To reinforce the importance of food safety, all HAACP points are printed in bold type on each recipe.

Service

        Guest Satisfaction.    We are committed to providing our guests with prompt, friendly, efficient service, keeping table-to-server ratios low and staffing each restaurant with an experienced management team to ensure attentive guest service and consistent food quality. Through the use of guest surveys, our website "texasroadhouse.com," a toll-free guest response telephone line and personal interaction in the restaurant, we receive valuable feedback from guests and, through prompt responses, demonstrate a continuing dedication to guest satisfaction. Additionally, we employ an outside service to administer a "Secret Shopper" program whereby trained individuals periodically dine and comprehensively evaluate the guest experience at each of our restaurants. Particular attention is given to food and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. The resulting reports are used for follow up training feedback to both staff and management.

        Atmosphere.    The fun and lively atmosphere of Texas Roadhouse restaurants is intended to appeal to broad segments of the population, children and adults, families, couples, single adults and business persons. Substantially all Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere, featuring an exterior of rough-hewn cedar siding and corrugated metal. The interiors feature pine floors and are decorated with hand-painted murals, neon signs, southwestern prints and rugs and artifacts. The restaurants contain jukeboxes which continuously play upbeat country hits. Guests may also view a display-cooking grill and a meat cooler displaying fresh cut steaks, and may wait for seating in either a spacious, comfortable waiting area or a southwestern style bar. While waiting for a table, guests can enjoy complimentary roasted in-shell peanuts and watch as cooks prepare steaks and other entrees on the gas-fired grills. Immediately upon being seated at a table, guests can enjoy made-from-scratch yeast rolls along with the peanuts. We place particular emphasis on the friendly attitude and teamwork of our restaurant staff and we encourage our managers to promote in-house entertainment such as line dancing and birthday celebrations.

People

        Management and Employees.    Each of our restaurants has one managing partner, one kitchen manager and one service manager, and in some cases an additional assistant manager. The managing partner of each restaurant has primary responsibility for the day-to-day operations of the entire restaurant and is responsible for maintaining the standards of quality and performance established by us. We use market partners to supervise the operation of our restaurants including the continuing development of each restaurant's management team. Through regular visits to the restaurants, the market partners ensure adherence to all aspects of our concept, strategy and standards of quality. To further assure adherence to our standards of quality and to achieve uniform execution throughout the system, we employ product coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food quality. The attentive service and high quality food, which results from each restaurant having a managing partner, two to three managers and the hands-on assistance of a product coach, are critical to our success.

        Training and Development.    All restaurant employees are required to complete varying degrees of training before and during employment. Our detailed training program emphasizes our operating strategy, procedures and standards and is conducted individually at Texas Roadhouse restaurants and in groups in Louisville, Kentucky.

        All managing and market partners are required to have significant experience in the full-service restaurant industry and are generally hired six to twelve months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners are required to complete a comprehensive 16-week training course, which includes training for every position in the restaurant. Other management team members, including kitchen and service managers, are required to complete a similar, slightly shorter course. All trainees are validated at pre-determined points in training by either a product coach or a training manager.

        A number of our restaurants have been certified as training centers by our training department. This certification confirms that the training center adheres to established operating procedures and guidelines. Additionally, each restaurant is staffed with training coordinators responsible for ongoing daily training needs.

        For new restaurant openings, a full team of designated trainers, each specializing in a specific restaurant position, is deployed to the restaurant at least ten days before opening. Formal employee training begins seven days before opening, and follows a uniform, comprehensive training course as directed by a training manager.

Marketing

        Our marketing strategy aims to promote the Texas Roadhouse brand, while retaining a localized focus, to:

  •
  increase comparable restaurant sales by attracting new guests to our restaurants, while increasing the frequency of visits by our current guests;

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  support new restaurant openings to achieve restaurant sales and operating margin goals; and

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  communicate and promote the uniqueness, appeal, quality and consistency of our brand.

        We accomplish these objectives through three major initiatives.

        In-Restaurant Marketing.    A significant portion of our marketing fund is spent in communicating with our guests while they are in our restaurants through point of purchase materials. We believe special promotions such as Valentine's Day and Mother's Day, as well as our annual "Rib Fest," drive significant repeat business. In addition, our mascot, Andy Armadillo, provides our guests with a familiar and easily identifiable face.

        Local Restaurant Area Marketing.    Given our strategy to be a neighborhood destination, local area marketing is integral in developing brand awareness in each market. We allocate roughly 50% of all marketing dollars for local restaurant area marketing. To enhance our visibility in new markets, we deliver free food to local businesses in connection with new store openings. Managing partners are encouraged to participate in creative community-based marketing, such as hosting local radio or television programs. We also engage in a variety of promotional activities, such as contributing time, money and complimentary meals to charitable, civic and cultural programs. For instance, our involvement with the Special Olympics, a local Little League baseball team, a local church or the Armed Forces, shows our "Legendary Care, Concern and Support" for our communities. We leverage the corresponding recognition in our public relations and marketing efforts to communicate our corporate values and mission statement to our guests. We employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

        Advertising.    Although our restaurant concept is not media driven, to build brand awareness we spend a limited amount of our marketing dollars on various advertising channels, including billboard, print, radio and television. These advertisements are designed to reflect "Legendary Food, Legendary Service," as well as our fun and welcoming restaurant environment.

Restaurant Franchise Arrangements

        Franchise Restaurants.    As of December 30, 2003, we had 19 franchisees that operated 75 restaurants in 18 states. Franchise rights are granted for specific restaurants and we do not grant any rights to develop a territory. Approximately 70% of our franchise restaurants are operated by seven franchisees. No franchisee operates more than 10 restaurants. In 2003, 10 franchise restaurants were opened and we expect 12 to 14 franchise restaurants to open in 2004.

        Our standard franchise agreement has a term of 10 years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of franchise agreement requires the franchisee to pay a royalty fee of 4.0% of gross restaurant sales. The royalty fee varies depending on when the agreements were entered into and range from 2.0% of gross sales to the current 4.0% fee. "Gross sales" means the total selling price of all services and products related to the restaurant. Gross sales do not include:

  •
  employee discounts or other discounts;

  •
  tips or gratuities paid directly to employees by guests;

  •
  any federal, state, municipal or other sales, value added or retailer's excise taxes; or

  •
  adjustments for net returns on salable goods and discounts allowed to guests on sales.

        Franchisees are required to spend a minimum of 2.0% of their restaurant's gross sales on local advertising or promotional activities. Franchisees are required to pay 0.3% of gross sales to a national advertising and marketing fund for the development of advertising materials, system-wide promotions and related marketing efforts, which amount is credited against the local advertising spending requirement. We have the ability under our agreements to increase the required national advertising and marketing fund contribution up to 2.5% of gross sales. We may also charge a marketing fee of 0.5% of gross sales which we may use for market research and to develop system-wide promotional and advertising materials. A franchisee's total required advertising contribution or spending will not be more than 3.0% of gross sales.

        Our standard franchise agreement gives us the right, but not the obligation, to compel a franchisee to transfer its assets to us in exchange for shares of our stock, or to convert its equity interests into shares of our stock. The amount of shares that a franchisee would receive is based on a formula which is included in the franchise agreement.

        Franchise Compliance Assurance.    We have instituted a comprehensive system to ensure the selection of quality franchisees and compliance with our systems and standards, both during the development and operating of franchise restaurants. After a preliminary franchise agreement is signed, we actively work with and monitor our franchisees to ensure successful franchise operations as well as compliance with the Texas Roadhouse standards and procedures. During the restaurant development phase, we approve the selection of restaurant sites and make available copies of our prototype building plans to franchisees. During construction, we review the building for compliance with our standards. We provide training to the managing partner and up to three other managers of a franchisee's first restaurant. We also provide trainers for a period of 12 to 15 days to assist in the opening of every franchise restaurant. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment, food purchases and food preparation as we maintain in our company restaurants. Reviews are conducted by seasoned operations teams, and focus on key areas including health, safety and execution proficiency.

        To continuously improve our communications with franchisees and the consistency of the brand, we maintain a business development council which includes representatives of our franchisees. The council's functions are advisory. Its members review and comment on proposed advertising campaigns and materials and budget expenditures. In addition, several times each year we solicit feedback and insights on specific topics from the broad group of franchisees and then get together with them to discuss and share their insights. These gatherings are an effort to attain a high level of franchisee participation and to assure the system is evolving in a positive direction through the exchange of best practices.

        Management Services.    We provide management services to seven of the franchise restaurants in which we or our founder have an ownership interest. Such management services include accounting, operational supervision, human resources, training, and food, beverage and equipment consulting for which we receive monthly fees of up to 2.5% of gross sales. We also make available to these restaurants certain legal services through outside sources on a pass-through cost basis. We also provide restaurant employees on a pass-through cost basis to three franchise restaurants in which we have an ownership interest. In addition, we receive a monthly fee of $1,250 from three franchise restaurants for providing payroll and accounting services.

Management Information Systems and Restaurant Reporting

        All of our company restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data and reduce administrative time and expense. With our current information systems, we have the ability to generate reports showing weekly and period-to-date numbers on a company-wide, regional or individual restaurant basis. Together, this enables us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. We have created reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Our accounting department prepares monthly profit and loss statements, which provide a detailed analysis of sales and costs, and which are compared both to the restaurant-prepared reports and to prior periods. We have implemented satellite technology at the restaurant level, which serves as a communication link between the restaurants and our Support Center as well as our credit and gift card processor. We are in the process of implementing technology that will interface every restaurant management information system with the management information systems at our Support Center. When these improvements are in place, restaurant level data will automatically be posted and compiled into our Support Center accounting and other information systems. We believe our management information systems are and will continue to be scalable to support our restaurant expansion plans.

Competition

        Competition in the restaurant industry is intense. Texas Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of taste, quality and price of the food offered, service, atmosphere, location and overall dining experience. Our competitors include a large and diverse group of restaurants that range from independent local operators to well-capitalized national restaurant chains. We believe that the Texas Roadhouse dining experience which combines our "Legendary Food and Legendary Service" at various attractive pricing points, in a lively, fun and comfortable atmosphere positions us well in our target markets. Although we believe that we compete favorably with respect to each of the above factors, other restaurants operate with concepts that compete for the same casual dining guests as we do, with the number of casual dining restaurants emphasizing steaks increasing in recent years. We also compete with other restaurants and retail establishments for quality site locations and restaurant-level employees.

Properties

        Our Support Center is located in Louisville, Kentucky. We occupy this facility under a lease with Paragon Centre Holdings, LLC, a limited liability company in which we have a minority ownership position. We currently lease 34,055 square feet. Our lease expires on March 31, 2014. We have rights to expand our leased space as additional space in the building becomes available. We have an option to renew the lease for an additional five years. Of the 87 company restaurants in operation as of December 30, 2003, 43 locations are owned and 44 are leased.

Employees

        As of December 30, 2003, the Company employed approximately 9,700 people, of whom 163 were executive and administrative personnel, 395 were restaurant management personnel and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement.

Trademarks

        Our registered trademarks and service marks include, among others, the marks "Texas Roadhouse®" and our stylized logo set forth on the front and back pages of this prospectus. We have registered all of our marks with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in ten foreign jurisdictions including the European Union. To better protect our brand, we have also registered the Internet domain name "www.texasroadhouse.com." We believe that our trademarks, service marks, and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concepts.

Government Regulation

        We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permitting, licensing and regulation by a number of government authorities, relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, and to compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

        In 2003, 12.4% of our restaurant sales were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license which must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

        The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on the restaurant's operations. To reduce this risk, each company restaurant is operated in accordance with procedures intended to assure compliance with applicable codes and regulations.

        We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing $1.0 million comprehensive general liability insurance, as well an excess umbrella coverage of $50.0 million per occurrence, with no deductible.

        Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters, over which we have no control. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage (which currently is $5.15 per hour), and further increases in the minimum wage could increase our labor costs.

Litigation

        Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any litigation which we believe would have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

        Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers and director as of the date of this prospectus:

Name	Age	Position
W. Kent Taylor	48	Chairman of the Company and Board
G. J. Hart	46	Chief Executive Officer
Steven L. Ortiz	46	Chief Operating Officer
Scott M. Colosi	39	Chief Financial Officer
Sheila C. Brown	51	General Counsel, Corporate Secretary

        W. Kent Taylor.  Mr. Taylor is our founder and, since 2000, Chief Executive Officer. Upon the completion of the offering, Mr. Taylor will become Chairman of the Company and Board. Before his founding of our concept, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 20 years of experience in the restaurant industry.

        G. J. Hart.  Mr. Hart has served as our President since May 15, 2000. Upon the completion of the offering, Mr. Hart will become Chief Executive Officer. From October 1995 until May 2000, Mr. Hart was President of Al Copeland Investments in Metairie, Louisiana, a privately held business consisting of 26 operating companies including four restaurant concepts, hotels, gaming, entertainment and food processing operations. From June 1991 to September 1995, Mr. Hart was President of TriFoods International, Inc., a producer of prepared food products. Mr. Hart has over 25 years of experience in the food industry.

        Steven L. Ortiz.  Mr. Ortiz has served as our Executive Vice President of Operations since May 2001. Upon the completion of the offering, Mr. Ortiz will become Chief Operating Officer. Mr. Ortiz joined our company in 1996 as a Market Partner in which capacity he was responsible for developing and starting new Texas Roadhouse restaurants in Texas. From 1982 to 1996, Mr. Ortiz was employed by Bennigan's Restaurants in various capacities, including General Manager, Area Director and Regional Vice President. Mr. Ortiz has over 20 years of experience in the restaurant industry.

        Scott M. Colosi.  Mr. Colosi has served as our Chief Financial Officer since September 2002. From 1992 until September 2002, Mr. Colosi was employed by YUM! Brands, Inc., owner of the KFC, Pizza Hut, and Taco Bell brands. During this time, Mr. Colosi served in various financial positions and, immediately prior to joining us, was Director of Investor Relations. Mr. Colosi has 17 years of experience in the restaurant industry.

        Sheila C. Brown.  Ms. Brown has served as our General Counsel and Secretary since November 2001. From August 2000 to November 2001, Ms. Brown was our Director of Property Acquisition and, from September 1998 to August 2000, Development Coordinator, in which capacity Ms. Brown was responsible for our real estate development activities. Ms. Brown has over 20 years of experience in the restaurant industry.

Board Composition

        Upon the completion of this offering, our bylaws will provide for a board of directors consisting of not less than two nor more than 15 members. W. Kent Taylor is currently our sole director. We are currently in discussions with potential candidates for membership on our board of directors, and we expect to have a board consisting of five members upon the closing of this offering. Our board will be divided into three classes, each serving staggered three-year terms.

  •
  The terms of our Class I directors will expire at our annual meeting in 2005;

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  The terms of our Class II directors will expire at our annual meeting in 2006; and

  •
  The terms of our Class III directors will expire at our annual meeting in 2007.

        As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion.

        Because of Mr. Taylor's controlling ownership position that results from his holdings of Class B common stock, we will not be subject to the director independence requirements applicable to most Nasdaq National Market companies following the completion of this offering. However, the majority of our directors will be independent.

Board Committees

        After the offering, we anticipate that our board of directors will establish standing committees in connection with the discharge of its responsibilities. These committees will include an audit committee, a compensation committee and a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulation and our articles of incorporation and bylaws.

        Audit Committee.    Our board of directors will establish an audit committee that will assist our board in monitoring the integrity of the financial statements, the independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements. We will comply with the Nasdaq National Market's independent director and audit committee composition requirements.

        Compensation Committee.    We expect that members of the compensation committee will be appointed promptly following the completion of this offering. All of the members of the compensation committee will be independent, as determined in accordance with the terms of the Nasdaq National Market and any relevant federal securities laws and regulations. The compensation committee will have overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also be responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

        Nominating and Governance Committee.    We expect that the members of the nominating and governance committee will be appointed promptly following the completion of this offering. All of the members of the nominating and governance committee will be independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. The nominating and governance committee will assist our board of directors in promoting our best interests and the best interests of our shareholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of shareholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer. While serving as one of our officers, Mr. Taylor will not serve as a member of our compensation committee.

Limitation of Liability and Indemnification

        Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our certificate of incorporation provides that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent.

        The limited liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any director, officer or employee in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Compensation of Independent Directors

        During the time we operated as a limited liability company, none of the members of our board of advisors received any compensation for serving on our board of advisors until October, 2003, at which time, non-employee members began receiving $1,000 for each board meeting attended. Following the completion of this offering, directors of our company who are also employees of Texas Roadhouse will not receive any additional compensation for serving on the board of directors or any of its committees.

        Non-employee directors will each receive an annual fee of $            for service on the board of directors. In addition, each non-employee director will be paid $            for each board of directors meeting they attend. Each non-employee director will also receive an option to purchase    shares of our Class A common stock upon the later to occur of their initial appointment or election to our board of directors or the completion of this offering and, on an annual basis, each non-employee director will receive an additional option to purchase    shares of Class A common stock. The per share exercise

price of all of the options granted to our non-employee directors will be equal to the fair market value per share on the date the option is granted.

        Non-employee directors who serve on our audit or other committees will receive cash compensation in addition to the compensation they receive for service on our board of directors. All members of our audit committee, other than the chairperson, will receive $            per year for service on the committee. The chairperson will receive $            per year. All audit committee members will also receive an additional $            for each audit committee meeting they attend.

        All members of any other committee of our board of directors, other than the chairperson of a committee, will receive $            per year for each committee on which they serve. The chairperson of each other committee will receive $            per year. All other committee members will also receive an additional $            for each committee meeting they attend.

Executive Compensation

        The compensation of our executive officers is currently determined by our board of directors and, after completion of this offering, will be determined by the compensation committee we will establish after the completion of this offering. In determining compensation levels, the compensation committee will consider the executive officers' performance, the market compensation level for comparable positions, our performance goals and objectives and other relevant information. In addition, we intend to compensate our executive officers and key employees with stock options or other types of equity incentives. Please see "Employee Plans—2004 Equity Incentive Plan" for a description of the plan under which these options may be granted.

        The following table sets forth the total compensation paid or accrued during the year ended December 30, 2003 for W. Kent Taylor, our Chief Executive Officer during such year, and each of our four other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 during the periods noted below for services rendered to us in all capacities. In this prospectus we may refer to these officers, together with the Chief Executive Officer, as our "named executive officers." In accordance with the rules of the SEC, the compensation described in this table does not include (a) medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees, or (b) perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus disclosed in this table.

Summary Compensation Table

						Long-term Compensation Awards
	Annual Compensation
Name and Principal Position				Other Annual Compensation ($)			All Other Compensation ($)
	Year	Salary ($)	Bonus ($)			Options (#)
W. Kent Taylor Chief Executive Officer	2003	—	—	—		—	—
G.J. Hart President	2003	338,679	127,975	—		—	—
Steven L. Ortiz Executive Vice President of Operations	2003	—	174,858	100,000	(1)		—
Scott M. Colosi Chief Financial Officer	2003	179,615	80,725	—		—	—
Sheila C. Brown General Counsel, Corporate Secretary	2003	93,269	29,575	—			—

(1)
Mr. Ortiz received payments of $100,000 in 2003 for restaurant management fees.

Option Grants in Last Fiscal Year

        The following table sets forth information concerning the stock option grants made to our named executive officers during 2003. The exercise price per share for the options was equal to the fair market value of the common stock as of the grant date as determined by an independent appraiser. The options expire on the tenth anniversary of the grant date. Potential realizable value is calculated net of exercise prices and before taxes based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option term. The potential realizable value is calculated based on the requirements of the SEC and does not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised. We have prepared this table as if our reorganization had already occurred at the time that the option grants were made.

Individual Grants
	Number of Securities Underlying Options Granted (#)				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation For Option Term
Percent of Total Options Granted to Employees in 2003
Exercise Price per Share
Name				Expiration Date
					5% ($)	10% ($)
W. Kent Taylor
G.J. Hart
Steven L. Ortiz
Scott M. Colosi
Sheila C. Brown

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information regarding exercisable and unexercisable stock options held as of December 30, 2003 by each of the named executive officers. The value of unexercised in-the-money option represents the total gain which would be realized if all in-the-money options held at December 30, 2003 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share fair market value of our shares as of December 30, 2003, as determined by our board, and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option. We have prepared this table as if our reorganization had already occurred at the time that the option grants were made.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at December 30, 2003 (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options as of December 30, 2003 ($) Exercisable/Unexercisable
W. Kent Taylor
G. J. Hart
Steven L. Ortiz
Scott M. Colosi
Sheila C. Brown

(1)
The value realized is the difference between the fair market value of the shares on the exercise date, as determined by our board, and the exercise price of the shares.

Employment Agreements

        In May 2004, we entered into employment agreements with each of W. Kent Taylor, G. J. Hart, Steven L. Ortiz, Scott M. Colosi and Sheila C. Brown, each of which commences upon the completion of this offering and continues until the end of the twelfth full fiscal quarter thereafter. Each officer has agreed not to compete with us during the term of his employment and for a period of two years following his termination of employment.

        Pursuant to the terms of Mr. Taylor's Employment Agreement, Mr. Taylor will serve as our Chairman and receive, among other things: (1) an annual base salary of $300,000, and (2) an annual performance bonus of up to $200,000.

        Pursuant to the terms of Mr. Hart's Employment Agreement, Mr. Hart will serve as our Chief Executive Officer and receive, among other things: (1) an annual base salary of $500,000, (2) an annual performance bonus of up to $300,000 and (3) options under our 2004 Equity Incentive Plan to purchase an aggregate of            shares of our Class A common stock.

        Pursuant to the terms of Mr. Ortiz' Employment Agreement, Mr. Ortiz will serve as our Chief Operating Officer and receive, among other things: (1) an annual base salary of $400,000, (2) an annual performance bonus of up to $200,000 and (3) options under our 2004 Equity Incentive Plan to purchase an aggregate of            shares of our Class A common stock.

        Pursuant to the terms of Mr. Colosi's Employment Agreement, Mr. Colosi will serve as our Chief Financial Officer and receive, among other things: (1) an initial annual base salary of $210,000, (2) an annual performance bonus of up to $115,000 and (3) options under our 2004 Equity Incentive Plan to purchase an aggregate of              shares of our Class A common stock.

        Pursuant to the terms of Ms. Brown's Employment Agreement, Ms. Brown will serve as our General Counsel, Corporate Secretary and receive, among other things: (1) an initial annual base salary of $120,000, (2) an annual performance bonus of up to $40,000 and (3) options under our 2004 Equity Incentive Plan to purchase an aggregate of              shares of our Class A common stock.

        No severance will be paid to Mr. Taylor, Mr. Hart or Mr. Ortiz upon termination of employment. If we terminate Mr. Colosi's or Ms. Brown's employment without cause before the end of the term, and if Mr. Colosi or Ms. Brown signs a release of all claims against us, we will pay a severance payment equal to the officer's then current base salary for a period of 90 days in addition to 25% of the performance bonus earned by the officer during the last four full fiscal quarters of employment with us, which payment will be prorated (for the number of days remaining in the quarter) if the termination occurs during the last fiscal quarter of the term.

Employee Plans

  2004 Equity Incentive Plan

        Our board of directors adopted our 2004 Equity Incentive Plan in May 2004, and our stockholders approved it in May 2004, to be effective upon the completion of the offering. The incentive plan is an amendment and restatement of our Texas Roadhouse Management Corp. Stock Option Plan.

        Administration.    The board of directors administers the incentive plan unless it delegates administration to a committee. The board of directors has the authority to construe, interpret and amend the incentive plan as well as to determine:

  •
  the grant recipients;

  •
  the grant dates;

  •
  the number of shares subject to the award;

  •
  the exercisability and vesting of the award;

  •
  the exercise price;

  •
  the type of consideration; and

  •
  the other terms of the award.

        Share Reserve.    We have reserved a total of            shares of our Class A common stock for issuance under the incentive plan. On January 1 of each year during the term of the plan, beginning on January 1, 2005 through and including January 1, 2014, the number of shares in the reserve automatically will be increased by the lesser of:

  •
  5.0% of our then-outstanding shares on a fully-diluted basis, or

  •
  shares of Class A common stock.

        However, the automatic increase is subject to reduction by the board of directors. If the recipient of a stock award does not purchase the shares subject to his or her stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the incentive plan.

        Eligibility and Types of Awards.    The board of directors may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The board of directors may also grant non-statutory stock options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

        Section 162(m).    Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations for compensation paid to the Chief Executive Officer and the four highest compensated officers in a taxable year to the extent that the compensation for each officer exceeds $1.0 million. When we become subject to Section 162(m), in order to prevent options granted under the incentive plan from being included in compensation, the board of directors may not grant options under the incentive plan to an employee covering an aggregate of more than 2,000,000 shares in any calendar year.

        Option Terms.    The board of directors may grant incentive stock options with an exercise price of not less than the fair market value of a share of our common stock on the grant date. The board of directors may grant non-statutory stock options with an exercise price not less than 85.0% of the fair market value of a share of our Class A common stock on the grant date.

        The maximum option term is ten years. Subject to this limitation, the board of directors may provide for exercise periods of any length in individual option grants. However, generally an option terminates three months after the option holder's service to our affiliates and to us terminates. If this termination is due to the option holder's disability, the exercise period generally is extended to 12 months. If this termination is due to the option holder's death or if the option holder dies within three months after his or her service terminates, the exercise period generally also is extended to 12 months following the option holder's death.

        The board of directors may provide for the transferability of non-statutory stock options but not incentive stock options. However, the option holder may designate a beneficiary to exercise either type of option following the option holder's death. If the option holder does not designate a beneficiary, the option holder's option rights will pass by his or her will or by the laws of descent and distribution.

        Terms of Other Stock Awards.    The board of directors determines the purchase price of other stock awards. However, the board of directors may award stock bonuses in consideration of past services without a purchase payment. Shares that we sell or award under the incentive plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the board of directors determines. The board of directors, however, may accelerate the vesting of the restricted stock.

        Other Provisions.    Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the board of directors will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan, to the annual increase to the shares subject to the incentive plan, and to the Section 162(m) limit. It also will adjust outstanding awards as to the class, number of shares and price per share subject to the awards.

        If we dissolve or liquidate, then outstanding stock awards will terminate immediately before this event. However, we treat outstanding stock awards differently in the following situations:

  •
  a sale of substantially all of our assets;

  •
  a merger or consolidation in which we are not the surviving corporation;

  •
  a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

  •
  a sale of at least 50.0% of the outstanding securities of the company.

        In these situations, the surviving entity may either assume or replace all outstanding awards under the incentive plan. If the surviving entity does not assume or replace outstanding awards, then generally the vesting and exercisability of the awards will accelerate.

        Business Criteria.    The compensation committee will use one or more of the following business criteria, on a combined basis, and/or with respect to specified subsidiaries or lending groups (except with respect to the total shareholder return and earnings per share criteria), in establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code granted to covered employees:

  •
  total shareholder return;

  •
  total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index;

  •
  net income;

  •
  book value;

  •
  pretax earnings;

  •
  earnings before interest expense and taxes;

  •
  earnings before interest, taxes, depreciation and amortization;

  •
  pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

  •
  operating margin;

  •
  earnings per share;

  •
  return on equity;

  •
  return on capital;

  •
  return on assets;

  •
  return on investment;

  •
  operating earnings;

  •
  working capital;

  •
  ratio of debt to stockholders' equity; and

  •
  revenue.

        The board of directors may also reduce the exercise price of outstanding options, cancel options and regrant in their place either options, stock or cash, and take other actions to reprice options under the incentive plan.

        Stock Awards Granted.    As of March 30, 2004, options to purchase            shares of our Class A common stock at a weighted average exercise price of $            were outstanding; with            shares of our Class A common stock remaining available for future grant. As of March 30, 2004, the board of directors had not granted any stock bonuses or restricted stock under the incentive plan.

        Plan Termination.    The incentive plan will terminate in 2014 unless the board of directors terminates it sooner.

        Adjustments for Stock Dividends and Similar Events.    The compensation committee will make appropriate adjustments in outstanding awards and the number of shares of our Class A common stock available for issuance under the equity incentive plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-offs and other similar events.

  2004 Employee Stock Purchase Plan

        Our board of directors adopted the 2004 Employee Stock Purchase Plan in May 2004, and our stockholders approved it in May 2004, to be effective upon the completion of the offering.

        Share Reserve.    We authorized the issuance of    shares of our Class A common stock pursuant to purchase rights granted to eligible employees under the purchase plan. On January 1 of each year for ten years, beginning on January 1, 2005, through and including January 1, 2014, the number of shares of our Class A common stock in the reserve automatically will be increased by the lesser of:

  •
  1.25% of our outstanding shares on a fully-diluted basis, or

  •
  shares of Class A common stock.

        However, the board of directors may provide for a lesser increase each year.

        Eligibility.    The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our employees and the employees of our affiliates incorporated in the United States may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over 5.0% or more of our outstanding capital stock.

        Offerings.    The board of directors has the authority to set the terms of an offering. It may specify offerings of up to 27 months where Class A common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

  •
  85.0% of the fair market value of a share of Class A common stock on the first day of the offering, or

  •
  85.0% of the fair market value of a share on the purchase date.

        For the first offering, which will begin on the effective date of this initial public offering, we will offer shares of Class A common stock registered on a Form S-8 registration statement. The fair market value of the shares on the first date of this offering will be the price per share at which our shares are first sold to the public as specified in the final prospectus with respect to our initial public offering. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for such shares (or the closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the trading day before the relevant determination date, as reported in The Wall Street Journal.

        The board of directors may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

  •
  85.0% of the fair market value of a share of Class A common stock on the day they began participating in the purchase plan, or

  •
  85.0% of the fair market value of a share of Class A common stock on the purchase date.

        The board of directors has determined that participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of stock under the purchase plan. These employees may end their participation in the offering at any time before a purchase date. Their participation ends automatically on termination of their employment.

        Other Provisions. A participant's right to purchase our Class A common stock under the purchase plan, plus any other purchase plans established by us or by our affiliates, is limited. The right may accrue to any participant at a rate of no more than $25,000 worth of our stock for each calendar year in which the purchase right is outstanding. We determine the fair market value of our Class A common stock, for the purpose of this limitation, as of the first day of the offering.

        In the event of our dissolution or liquidation or certain other corporate transactions involving a change in control, the surviving corporation will continue, assume or substitute for outstanding purchase rights. Alternatively, the offering period will terminate and our Class A common stock will be purchased for the participants under outstanding purchase rights within five days before the change in control.

        Shares Issued.    The purchase plan will not be effective until this initial public offering of our Class A common stock. Therefore, as of the date hereof, no shares of Class A common stock have been purchased under the purchase plan.

        Plan Termination.    The board of directors may terminate the purchase plan at any time after the end of an offering. Unless sooner terminated, the purchase plan will terminate on the tenth anniversary of the date the purchase plan is adopted by the board or when all shares subject to the purchase plan have been issued.

  401(k) Plan

        We sponsor the Texas Roadhouse Management Corp. 401(k) Plan, referred to as the 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All non-highly compensated full-time salaried employees who are at least 21 years old are eligible to participate. Participants may make pre-tax contributions to the 401(k) Plan of up to 15.0% of their eligible earnings, subject to a statutorily prescribed annual limit. We do not currently make matching contributions to the 401(k) Plan. Each participant is fully vested in his or her contributions. Contributions by the participants or by us to the 401(k) Plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. All contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions With Restaurants in Which Related Parties Have an Interest

        Immediately before the completion of this offering, we will complete a tax free combination of our operations under Texas Roadhouse, Inc. in which, among other things, we will acquire equity interests in the Texas Roadhouse restaurants listed below from the executive officers and 5% stockholders identified below, or their family members.

        Also as set forth below, beginning in 2003, we loaned funds that we borrowed under our credit facility to 12 of these restaurants which were majority-owned or controlled by us. The restaurants borrowed the funds to refinance their real estate and equipment purchases. The loans bear interest at rates that are equal to those paid by us on such funds. As set forth below, the outstanding loan balances as of December 30, 2003 totaled $14.2 million.

Restaurant	Outstanding Loan Balance as of December 30, 2003	Related Party and Ownership %
Amarillo, TX	$1,382,633	Steven L. Ortiz (42.4%)
Boise, ID	—	W. Kent Taylor (50.0%)
Cheyenne, WY	—	W. Kent Taylor (40.0%)
College Station, TX	—	Steven L. Ortiz (27.2%)
Conroe, TX	1,295,237	Steven L. Ortiz (34.9%)
Corpus Christi, TX	1,171,503	Steven L. Ortiz (29.1%)
Denton, TX	1,505,202	Steven L. Ortiz (36.9%)
East Peoria, IL	—	Amar Desai (47.4%)
Elkhart, IN	1,208,239	G. J. Hart (45.0%)
Elyria, OH	458,423	W. Kent Taylor (47.5%) G. J. Hart (47.5%)
Fort Wayne, IN	—	W. Kent Taylor (55.1%)
Friendswood, TX	1,091,143	Steven L. Ortiz (42.4%)
Grand Junction, CO	—	W. Kent Taylor (9.9%)
Grand Prairie, TX	—	Steven L. Ortiz (22.4%)
Houston, TX	1,469,755	Steven L. Ortiz (27.1%)
Lansing, MI	—	W. Kent Taylor (70.0%)
Live Oak, TX	—	Steven L. Ortiz (24.7%)
Longview, TX	—	Steven L. Ortiz (49.6%)
Lubbock, TX	—	W. Kent Taylor (47.5%) Steven L. Ortiz (36.5%)
Lynchburg, VA	1,407,658	G. J. Hart (31.0%) George S. Rich (9.0%)
Mesquite, TX	—	W. Kent Taylor (37.5%) G. J. Hart (10.0%) John D. Rhodes (42.8%)
New Philadelphia, OH	—	W. Kent Taylor (50.1%)
Richmond, VA	1,299,607	G. J. Hart (45.0%)
Texarkana, TX	892,973	Steven L. Ortiz (25.8%)
Tyler, TX	990,837	Steven L. Ortiz (37.9%)
Waco, TX	—	W. Kent Taylor (40.0%) Steven L. Ortiz (10.0%)

        In exchange for the equity interests in the above restaurants, we will issue shares of our Class A common stock to W. Kent Taylor (         shares), G. J. Hart (         shares), Steven L. Ortiz (         shares), John D. Rhodes (         shares), Amar Desai (         shares) and George S. Rich (         shares).

        As part of the combination, we will also issue shares of our Class A common stock to the equity holders of Texas Roadhouse Holdings LLC, which include, among others, the executive officers, directors and 5% stockholders listed below, in exchange for their membership shares in Texas Roadhouse Holdings LLC. In addition, we will distribute securities of Texas Roadhouse Holdings LLC to such equity holders immediately before the combination which will have a value approximately equal to the undistributed net income of Texas Roadhouse Holdings LLC before the combination. We will use approximately $            of the proceeds of this offering to repurchase these securities from these equity holders at such value. Of this amount, our executive officers, directors and 5% stockholders will receive the amounts set forth below:

Name	Shares	Payment
W. Kent Taylor
G. J. Hart
Steven L. Ortiz
Sheila C. Brown
Amar Desai
John D. Rhodes
Mehendra Patel
George S. Rich

        In addition, as part of the combination, we will:

  •
  acquire Texas Roadhouse Development Corporation from its stockholders in exchange for                         shares of our Class A common stock including              shares to W. Kent Taylor and an aggregate of             shares to three of our 5% stockholders and their family members;

  •
  acquire WKT Restaurant Corp. from W. Kent Taylor in exchange for        shares of our Class B common stock; and

  •
  acquire Texas Roadhouse Management Corp. from its stockholders in exchange for shares of Class A common stock including        shares to W. Kent Taylor         shares to Steven L. Ortiz and        shares to Sheila C. Brown.

        In connection with the combination, we will grant registration rights to W. Kent Taylor and our 5% stockholders as described under "Shares Eligible for Future Sale."

Management Services

        Before our combination, Texas Roadhouse Development Corporation, which has the right to franchise Texas Roadhouse restaurants, was owned by W. Kent Taylor and three of our 5% stockholders and their family members. Texas Roadhouse Holdings LLC, through Texas Roadhouse Management Corp., provided management services to Texas Roadhouse Development Corporation for a fee equal to the net income of Texas Roadhouse Development Corporation after required distributions to the stockholders. One percent of the gross sales of all restaurants franchised by Texas Roadhouse Development Corporation is required to be distributed to the shareholders. The management fee totaled $3.8 million, $4.2 million and $4.9 million for 2001, 2002 and 2003 respectively.

        Before our combination, W. Kent Taylor owned all of the outstanding voting shares of Texas Roadhouse Management Corp. which provides management services to us and our affiliated entities. In 2001, 2002 and 2003, we paid Texas Roadhouse Management Corp. $72.8 million, $103.6 million and

$136.6 million, respectively, all of which represented a passthrough of Texas Roadhouse Management Corp.'s costs of providing such services.

Grants of Franchise or License Rights

        We have licensed or franchised restaurants to companies owned by the executive officers, directors and 5% stockholders listed below. The licensing or franchise fees paid by these companies to us range from 0.0% to 4.0% of restaurant sales. None of these restaurants will be acquired by us in the combination.

		Fees Paid to Us
Restaurant
	Name and Ownership (%)	2001	2002	2003
		(in thousands)
Billings, MT	W. Kent Taylor (55.0%) Scott M. Colosi (2.0%)	$—	$—	$27.0
Brownsville, TX	W. Kent Taylor (30.0%) G.J. Hart (30.0%) Steven L. Ortiz (30.0%)	—	—	91.1
Everett, MA	W. Kent Taylor (59.0%) George S. Rich (2.0%)	—	—	160.8
Melbourne, FL	W. Kent Taylor (34.0%)	78.6	83.8	85.7
Muncie, IN	W. Kent Taylor (9.9%)	—	—	—
Port Arthur, TX	W. Kent Taylor (30.0%) G. J. Hart (30.0%) Steven L. Ortiz (29.0%) Scott M. Colosi (3.0%)	—	—	7.9
Hiram, GA	Amar Desai (90.0%)	—	10.0	111.5
Marietta, GA	Amar Desai (90.0%)	—	—	22.6
Fort Wright, KY	George S. Rich (6.0%)	—	—	10.0
Paducah, KY	George S. Rich (2.0%)	78.3	106.4	113.2

        We have entered into franchise agreements or commitments with the following executive officers, directors and 5% stockholders to develop restaurants which have not opened as of the date of this prospectus.

Name	Restaurant	Ownership
W. Kent Taylor	Longmont, CO Missoula, MT Wichita, KS	47.5 95.0 50.1%
G. J. Hart	McKinney, TX New Berlin, WI Omaha, NE New Orleans, LA	30.0 30.0 85.0 85.0
Steven L. Ortiz	Bossier City, LA McKinney, TX New Berlin, WI Temple, TX	95.0 30.0 30.0 95.0
Scott M. Colosi	McKinney, TX New Berlin, WI Omaha, NE New Orleans, LA	2.0 2.0 10.0 10.0
John D. Rhodes	Montgomeryville, PA	90.0
Amar Desai	Memphis, TN	90.0

        The terms of such franchise agreements or commitments provide for initial franchise fees of between $0 and $25,000 and royalties of between 2.5% and 4.0% of restaurant sales. Through March 30, 2004, we have received no payments from these franchise restaurants as none were due. After the completion of this offering, the executive officers will not be granted any additional franchise rights.

Other Related Transactions

        W. Kent Taylor owns a substantial interest in Buffalo Construction, Inc., a restaurant construction business which provides services to us and other restaurant companies. In 2001, 2002 and 2003, we made payments to Buffalo Construction, Inc. totaling $13.4 million, $20.4 million and $15.0 million, respectively, for such services. At the completion of this offering, Mr. Taylor will sell his entire ownership interest in Buffalo Construction, Inc.

        The Longview, Texas restaurant, which is being acquired by us in connection with the completion of this offering, leases the real estate on which the restaurant is located from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. Total rent payments in each of the years 2001, 2002 and 2003 were $186,492.

        Our Elizabethtown, Kentucky restaurant leases the land and restaurant building from an entity which is owned by W. Kent Taylor and three of our 5% stockholders. Total rent payments were approximately $140,000 in each of the years 2001, 2002 and 2003.

        We employ Juli Miller Hart, the wife of G.J. Hart, our Chief Executive Officer, as Director of Public Relations for which she was paid total compensation of $132,800 for services rendered in 2003 and $107,800 for services rendered in 2002. Ms. Hart reports to W. Kent Taylor who conducts her performance reviews and determines her compensation.

        WKT Restaurant Corp. which is owned by W. Kent Taylor received royalties of $1.4 million, $2.1 million and $2.6 million in 2001, 2002 and 2003 that it was entitled to receive as consideration for its contribution of the Texas Roadhouse operating system and concept to Texas Roadhouse Holdings LLC. After the completion of this offering, WKT Restaurant Corp. will no longer receive such royalties.

        John D. Rhodes is a director and substantial stockholder of Confluent Inc. which provided certain business intelligence services to us through February 2004 for which it was paid an aggregate of $91,000.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following tables set forth information known to us regarding beneficial ownership of our common stock as of April 30, 2004, and as adjusted to reflect our corporate reorganization, by:

  •
  each person known by us to be the beneficial owner of more than 5% of either class of common stock;

  •
  each of the selling stockholders;

  •
  each named executive officer;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

        The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC and assumes the underwriters do not exercise their over-allotment option. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after April 30, 2004. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after April 30, 2004 are included for that person or group but not the stock options of any other person or group.

        As of April 30, 2004, after giving effect to the combination of our operations under Texas Roadhouse, Inc., there would have been            shares of common stock outstanding.

	Before the Offering						Following the Offering
					Beneficial Ownership of Common Stock						Beneficial Ownership of Common Stock(3)
	Class A Common Stock		Class B Common Stock(2)				Class A Common Stock		Class B Common Stock(2)
Beneficial Owner(1)					Economic Interest (%)	Voting Power (%)					Economic Interest (%)	Voting Power (%)
	Shares	Percent	Shares	Percent			Shares	Percent	Shares	Percent
W. Kent Taylor(4)
John D. Rhodes(5)
Amar Desai(6)
Mehendra Patel(7)
George S. Rich(8)
G.J. Hart(9)
Steven L. Ortiz(10)
Scott M. Colosi(11)
All Executive Officers and Directors as a Group ( persons)(12)

*
Less than 1% of the class.

(1)
Unless otherwise indicated in the footnotes, the address of each of the beneficial owners identified is c/o Texas Roadhouse, Inc., 6040 Dutchmans Lane, Suite 400, Louisville, Kentucky 40205.

(2)
Share numbers and percentages reflect amount after this offering.

(3)
These numbers do not take into account any exercise of the underwriters' over-allotment option. This option has been granted by some of our stockholders, as follows:
•
Up to                        shares of our Class A common stock from                        of the                        shares of Class A common stock he individually holds;
•
Up to                        shares of our Class A common stock from                        of the                        shares of Class A common stock he individually holds;
•
Up to                        shares of our Class A common stock from                        of the                        shares of Class A common stock he individually holds;
•
Up to                        shares of our Class A common stock from                        of the                        shares of Class A common stock he individually holds; and
•
Up to                        shares of our Class A common stock from                        of the                        shares of Class A common stock he individually holds.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the terms of these documents. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

        Our authorized capital stock consists of             shares of Class A common stock, par value $0.001 per share,              shares of Class B common stock, par value $0.001 per share and             shares of preferred stock, par value $0.001 per share.

Common Stock

        Of the authorized shares of common stock, after giving effect to this offering and the combination of our operations under Texas Roadhouse, Inc., on the closing date there will be outstanding:

  •
  shares of Class A common stock; and

  •
  shares of Class B common stock, all of which will be held by W. Kent Taylor.

        The common stock to be outstanding after this offering excludes shares of Class A common stock issuable upon the exercise of stock options. The material terms and provisions of our certificate of incorporation affecting the relative rights of the Class A common stock and the Class B common stock are described below. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to the certificate of incorporation and bylaws filed with the registration statement of which this prospectus forms a part, and to the Delaware General Corporation Law.

Dividends

        Subject to the rights of the holders of any preferred stock that may be outstanding, holders of Class A common stock are entitled to receive, share for share with holders of Class B common stock, dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share pro rata with the holders of Class A common stock in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.

Voting Rights

        Except as required by Delaware law or except as otherwise provided in our certificate of incorporation, Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class A common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of Class A common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to Class A common stock. All outstanding shares of Class A common stock are, and the shares of Class A common stock offered in this prospectus will be when issued, fully paid and nonassessable. Additionally, our certificate of incorporation requires that we reserve and keep available out of authorized but unissued Class A common stock, solely for effecting conversion of Class B common stock, sufficient shares to effect conversion of all outstanding shares of Class B common stock.

        Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B common stock is entitled to ten votes for each share held of record on the applicable record date for all of these matters. W. Kent Taylor, or other entities controlled by him, will be the only holders of shares of Class B common stock.

Conversion Rights

        Each share of our Class B common stock is automatically convertible into one share of Class A common stock upon the earliest of:

  •
  the date such share ceases to be beneficially owned, as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, by W. Kent Taylor;

  •
  the date that W. Kent Taylor ceases to beneficially own at least 20% of the outstanding shares of our common stock;

  •
  the death or permanent disability of W. Kent Taylor; and

  •
  June 30, 2009.

        In addition, each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of the holder. The one-to-one conversion ratio will be equitably preserved in the event of any stock dividend, stock split or combination or merger, consolidation or other reorganization of Texas Roadhouse with another entity.

Preferred Stock

        Upon completion of this offering, our board of directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of             shares of preferred stock in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

        Upon completion of this offering, our board of directors has the authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Transfer Agent

        We have appointed                        as transfer agent and registrar for shares of our common stock.

Delaware Law and Certain Charter and Bylaw Provisions

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with "interested" stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested" stockholder is a person who, alone or together with his affiliates and associates, owns, or within the prior three years did own, 15.0% or more of the corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Our certificate of incorporation and bylaws provide that:

  •
  directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors voting together as a single class; and

  •
  any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by the affirmative vote of a majority the directors then in office.

        The bylaws also provide that:

  •
  any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting; and

  •
  special meetings of the stockholders may be called by our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President and shall be called by our Secretary at the written request of at least 50.0% in voting power of all capital stock outstanding and entitled to cast votes at the meeting.

        Our bylaws provide that, in order for any stockholder business (other than stockholder nominations of directors) to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. For business to be properly brought before a meeting by a stockholder, it must be a proper matter for stockholder action under the Delaware General Corporation Law, the stockholder must have given timely notice thereof in writing to our Secretary, and the notice must comply with the procedures set forth in our bylaws. A stockholder's notice, to be timely, must be delivered to or mailed and received at our principal executive offices, not less than 120 calendar days before the one year anniversary of the date of our proxy statement issued in connection with the prior year's annual meeting in the case of an annual meeting, and not less than 60 calendar days before the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a stockholder's notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

        Our bylaws also provide that subject to the rights of holders of any class or series of capital stock then outstanding, nominations for the election or re-election of directors at a meeting of the stockholders may be made by any stockholder entitled to vote in the election of directors generally who complies with the procedures set forth in our bylaws and who is a stockholder of record at the time notice is delivered to our Secretary. Any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election or re-election as directors at an annual meeting only if timely notice of such stockholder's intent to make such nomination or nominations has been given in writing to our Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days before the one year anniversary of the date of our proxy statement issued in connection with the prior year's annual meeting in the case of an annual meeting, and not less than 60 calendar days before the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a stockholder's notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

        The purpose of requiring stockholders to give us advance notice of nominations and other stockholder business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders. These provisions could also delay stockholder actions which are favored by the holders of a majority of our outstanding voting securities until the next stockholders' meeting.

        As discussed above, our Class B common stock has ten votes per share, while Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. After the offering, 100% of our Class B common stock will be controlled by W. Kent Taylor, representing             % of the voting power of our outstanding capital stock. Because of our dual class structure, W. Kent Taylor will continue to be able to control all matters submitted to our stockholders for approval even if he owns significantly less than 50% of the number of shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Limitation of Liability and Indemnification of Officers and Directors

        Our bylaws provide indemnification, including advancement of expenses, to the fullest extent permitted under applicable law to any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was a director or officer of Texas Roadhouse, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan.

        Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or unlawful stock repurchases as provided in Section 174 of the Delaware General Corporation Law or derived an improper personal benefit from their action as directors. This provision does not limit or eliminate our rights or the rights of any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, this provision does not limit the directors' responsibilities under Delaware law or any other laws, such as the federal securities laws. Finally, this provision applies to an officer of a corporation only if he or she is a director of the corporation and is acting in his capacity as director, and does not apply to the officers of the corporation who are not directors.

        We have obtained insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers and we intend to obtain greater coverage. We also intend to enter into indemnification agreements with our directors and executive officers.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering and our corporate reorganization and assuming an initial public offering price of $            per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus, we will have            shares of Class A common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have a total of            shares of our Class A common stock outstanding. Additionally, we will have            shares of Class B common stock outstanding, which may be converted into shares of Class A common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares of Class A and Class B common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Substantially all of these shares are subject to lock-up agreements as described below and commencing 180 days after the date of this prospectus will be freely tradeable subject to applicable volume limitations under Rule 144.

        Before this offering, there has been no public market for shares of our Class A common stock. No predictions can be made as to the effect, if any, that sales of shares of our Class A common stock from time to time, or the availability of shares of our Class A common stock for future sale, may have on the market price for shares of our Class A common stock. Sales of substantial amounts of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to obtain capital through an offering of equity securities.

Sales of Restricted Securities

        Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

        Rule 144.    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately    shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

        Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold upon the expiration of the lock-up period described below.

        Rule 701.    Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. As of    , 2004 options to purchase a total of    shares of Class A common stock were outstanding,    of which options are exercisable. Of the total shares issuable upon exercise of these options,    are subject to 180-day lock-up agreements.

        Lock-up Agreements.    We, our directors and executive officers, most of our existing stockholders and the holders of a majority of our options have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of Class A common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any Class A common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus.

        As a result of lock-up agreements and the provisions of Rules 144 and 701, an additional    shares may be available for sale in the public market after 180 days from the date of the prospectus subject, in some cases, to volume limits. The Rule 144 holding period for some of the restricted shares may, however, be deemed to commence upon closing of this offering as a result of our reorganization as a Delaware corporation, and, in such case such shares would not be available for sale in the public market pursuant to Rule 144 until after one year following the date of our issuance of these shares upon closing of the reorganization.

Registration Statements

        We intend to file a registration statement on Form S-8 under the Securities Act promptly following the offering to register up to           shares of our Class A common stock underlying outstanding stock options or reserved for issuance under our equity incentive plans. This registration statement will become effective upon filing, and shares covered by it will be eligible for sale in the public market immediately after its effective date, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

        Subject to limitations contained in the registration rights agreement that we, W. Kent Taylor and other stockholders have executed in connection with the combination of our operations under Texas Roadhouse, Inc., at any time beginning 180 days after the date of this prospectus, the parties to the registration rights agreement may require that we use our best efforts to register up to            of their shares of Class A common stock for public resale. In addition, if we register any of our securities either for our own account or for the account of other security holders, the parties to the registration rights agreement will be entitled to include their shares of Class A common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

        The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our Class A common stock is for general information only.

        As used in this prospectus, the term "Non-U.S. Holder" is a beneficial owner of our Class A common stock other than:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

  •
  an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our Class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

        This discussion does not consider:

  •
  U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

  •
  any state, local or foreign tax consequences;

  •
  the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

  •
  special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers or traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our Class A common stock as part of a "straddle," "hedge" or "conversion transaction;" or

  •
  a Non-U.S. Holder that does not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

        The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR

SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

        We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. See "Dividend Policy." If distributions are paid on shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in our Class A common stock. Any remainder will constitute gain on the Class A common stock. The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or attributable to a permanent establishment or a fixed base in the United States under an applicable income tax treaty, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements before the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A Non-U.S. Holder of our Class A common stock that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our Class A common stock unless:

  •
  the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gain may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

  •
  the Non-U.S. Holder is an individual who holds our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements;

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain former citizens or residents of the United States; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Class A common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50.0% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5.0% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes. However, since we own a significant amount of real property interests and may acquire such interests in the future, no assurance can be given that we will not become a U.S. real property holding corporation in the future.

Federal Estate Tax

        Class A common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

        U.S. federal backup withholding, currently at a 28.0% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Payments of the proceeds from a disposition effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

        Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

        We and W. Kent Taylor, the primary selling stockholder, are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, RBC Capital Markets Corporation, SG Cowen & Co., LLC and Wachovia Capital Markets, Inc. are the representatives of the underwriters. We, Mr. Taylor and certain other selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the primary selling stockholder have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
RBC Capital Markets Corporation
SG Cowen & Co., LLC
Wachovia Capital Markets, Inc.
Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the primary selling stockholder.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $                              per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $                               per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The Class A common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the shares of our Class A common stock by the underwriters upon satisfaction or waiver of all conditions to their purchase in accordance with the underwriting agreement; and

  •
  the underwriters' right to reject orders from prospective investors in whole or in part.

        Over-Allotment Option.    Certain of the selling stockholders (other than the primary selling stockholder) have granted the underwriters an over-allotment option to buy up to            additional shares of our Class A common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from such selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$

Total	$	$	$	$

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                  .

        Listing.    We expect our Class A common stock to be approved for quotation on the Nasdaq National Market under the symbol "TXRH."

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. Stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or the selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters and the selling stockholder may carry out these transactions on the Nasdaq National Market, in the over-the counter market or otherwise.

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of Class A common stock being offered.

        IPO Pricing.    Before this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        Qualified Independent Underwriter.    Because we anticipate that some of the underwriters will receive more than 10% of the net proceeds of this offering in connection with our application of the net proceeds, those underwriters may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with this rule, the initial public offering price is no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, SG Cowen & Co., LLC has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a price in compliance with the requirements of Rule 2720. SG Cowen & Co., LLC, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. SG Cowen & Co., LLC will receive no compensation for acting in this capacity; however, we and the selling stockholders have agreed to indemnify SG Cowen & Co., LLC for acting as a qualified independent underwriter against specified liabilities under the Securities Act. Furthermore, under Rule 2720, with respect to those customer accounts over which the underwriters have discretionary control, the underwriters will not execute any transaction in the shares of common stock being offered in connection with this offering without first obtaining the prior written approval of such customer.

        Lock-up Agreements.    We, our directors, executive officers and existing stockholders who in the aggregate beneficially own in excess of            % of the currently outstanding shares have entered into

lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of Class A common stock, and those holders of common stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of Class A common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of Banc of America Securities LLC.

        Directed Share Program.    At our request, the underwriters have reserved for sale to our employees, franchisees, stockholders, majority-owned restaurant partners, directors and other third parties at the initial public offering price up to 5% of the Class A shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Banc of America Securities LLC. The purchasers of these shares may be subject to a lock-up agreement with us. We do not know if our employees, franchisees, stockholders, majority-owned restaurant partners, directors and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

        Indemnification.    We and the selling stockholders will indemnify the underwriters and the qualified independent underwriter against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which services they may receive customary fees. Banc of America Securities LLC, one of the underwriters in this offering, served as a co-lead arranger of our credit facility. In addition, an affiliate of Banc of America Securities LLC, is also a lender under the facility. As of March 30, 2004, $54.3 million was outstanding under this facility. As a lender under the facility, Bank of America, N.A. will receive a portion of the proceeds from this offering in connection with our partial repayment of outstanding indebtedness under the facility.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Frost Brown Todd LLC, Louisville, Kentucky. As of the date of this prospectus, certain attorneys of Frost Brown Todd LLC hold an aggregate of            shares of our Class A common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The combined financial statements of Texas Roadhouse, Inc. and its subsidiaries as of December 31, 2002 and December 30, 2003, and for each of the fiscal years in the three-year period ended December 30, 2003, have been included herein and in the registration statement in reliance on reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Texas Roadhouse, Inc. and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.TexasRoadhouse.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Texas Roadhouse, Inc.:

        We have audited the accompanying combined balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 31, 2002 and December 30, 2003, and the related combined statements of income, members' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 30, 2003. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Texas Roadhouse, Inc. and subsidiaries as of December 31, 2002 and December 30, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in note 2 to the combined financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

/s/  KPMG LLP
Louisville, Kentucky
April 26, 2004

Texas Roadhouse, Inc. and Subsidiaries

Combined Balance Sheets

(in thousands)

	December 31, 2002	December 30, 2003	Pro Forma December 30, 2003
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,816	$5,728	$5,728
Receivables, net of allowance for doubtful accounts of $47 and $18 in 2002 and 2003, respectively	4,258	10,473	10,473
Inventories	1,787	3,505	3,505
Prepaid expenses	1,495	1,232	1,232
Other current assets	43	36	36

Total current assets	15,399	20,974	20,974
Property and equipment, net	110,151	123,051	123,051
Goodwill	2,190	2,190	2,190
Other assets	787	1,978	1,978

Total assets	$128,527	$148,193	$148,193

Liabilities and Members' Equity
Current liabilities:
Distributions payable	$—	$—	$24,577
Current maturities of long-term debt	6,415	8,059	8,059
Current maturities of obligations under capital leases	286	221	221
Accounts payable	7,381	11,570	11,570
Deferred revenue—gift certificates	7,364	10,885	10,885
Accrued wages	4,975	4,182	4,182
Accrued taxes and licenses	3,033	3,546	3,546
Other accrued liabilities	1,396	2,110	2,110

Total current liabilities	30,850	40,573	65,150
Long-term debt, excluding current maturities	59,094	56,254	56,254
Obligations under capital leases, excluding current maturities	1,095	914	914
Stock option deposits	2,090	2,455	2,455
Deferred rent	1,182	1,405	1,405
Other liabilities	1,379	3,005	3,005

Total liabilities	95,690	104,606	129,183
Minority interest in consolidated subsidiaries	5,850	5,685	5,685
Members' equity	26,987	37,902	13,325

Total liabilities and members' equity	$128,527	$148,193	$148,193

See accompanying notes to combined financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Combined Statements of Income

(in thousands, except per share data)

	December 30, 2001	December 31, 2002	December 30, 2003
Revenue:
Restaurant sales	$154,359	$226,756	$279,519
Franchise royalties and fees	5,553	6,080	6,934

Total revenue	159,912	232,836	286,453

Costs and expenses:
Restaurant operating costs:
Cost of sales	53,342	74,351	91,904
Labor	43,607	64,506	78,070
Rent	4,410	5,125	6,005
Other operating	24,379	36,237	47,382
Pre-opening	3,640	4,808	2,571
Depreciation and amortization	5,022	6,876	8,562
General and administrative	11,135	13,633	16,631

Total costs and expenses	145,535	205,536	251,125

Income from operations	14,377	27,300	35,328
Interest expense, net	3,649	4,212	4,350
Minority interest	2,899	5,168	6,704
Equity income (loss) from investments in unconsolidated affiliates	25	21	(61)
Other income	125	—	—

Net income	$7,979	$17,941	$24,213

Pro forma data (unaudited):
Historical income before taxes			$24,213
Pro forma provision for income taxes			8,790

Net income adjusted for pro forma provision for income taxes			$15,423

Net income adjusted for pro forma provision for income taxes per common share:
Basic			$0.73

Diluted			$0.70

Pro forma weighted average shares outstanding:
Basic			20,990

Diluted			22,113

See accompanying notes to combined financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Combined Statements of Members' Equity and Comprehensive Income

($ in thousands)

	Shares	Paid in Capital	Note Receivable- Stockholders	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2000	15,317,916	$10,918	$(201)	$1,492	$13	$12,222
Comprehensive income:
Unrealized loss on available- for-sale securities	—	—	—	—	(7)	(7)
Net income	—	—	—	7,979	—	7,979

Total comprehensive income						7,972

Distributions to members	—	—	—	(4,421)	—	(4,421)
Capital contributions by majority stockholder	—	407	—	—	—	407
Minority interest contributions and other	40,000	263	—	—	—	263
Repayment of note receivable-stockholders	—	—	92	—	—	92

Balance, December 30, 2001	15,357,916	$11,588	$(109)	$5,050	$6	$16,535

Net income	—	—	—	$17,941	—	$17,941
Exercise of stock options	189,546	342	—	—	—	342
Distributions to members	—	—	—	(8,265)	—	(8,265)
Capital contribution by majority stockholder	—	300	—	—	—	300
Minority interest contributions and other	259,546	33	—	—	—	33
Repayment of note receivable-stockholders	—	—	101	—	—	101

Balance, December 31, 2002	15,807,008	$12,263	$(8)	$14,726	$6	$26,987

Comprehensive income:
Unrealized loss on derivative	—	$—	$—	$—	$(165)	$(165)
Unrealized loss on available- for-sale securities	—	—	—	—	(6)	(6)
Net income	—	—	—	24,213	—	24,213

Total comprehensive income						24,042

Exercise of stock options	368,147	1,429	—	—	—	1,429
Distributions to members	—	—	—	(14,784)	—	(14,784)
Minority interest contributions and other	305,147	220	—	—	—	220
Repayment of note receivable-stockholders	—	—	8	—	—	8

Balance, December 30, 2003	16,480,302	$13,912	$—	$24,155	$(165)	$37,902

See accompanying notes to combined financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Combined Statements of Cash Flows

(in thousands)

	December 30, 2001	December 31, 2002	December 30, 2003
Cash flows from operating activities:
Net income	$7,979	$17,941	$24,213
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,022	6,876	8,562
Gain on sale of majority interest in consolidated affiliate	(125)	—	—
Loss on disposal of assets	20	58	121
Minority interest	2,899	5,168	6,704
Equity income (loss) from investments in unconsolidated affiliates	(25)	(21)	61
Distributions received from investments in unconsolidated affiliates	28	22	46
Provision for doubtful accounts	54	190	100
Increase in receivables	(3)	(824)	(6,315)
Decrease (increase) in inventories	3	(854)	(1,718)
(Increase) decrease in prepaid expenses and other current assets	(580)	(599)	264
Decrease in other assets	58	67	486
Increase (decrease) in accounts payable	4,443	(3,334)	4,189
Increase in deferred revenue—gift certificates	1,783	2,663	3,521
Increase (decrease) in accrued wages	476	2,723	(793)
Increase in accrued taxes and licenses	553	(447)	514
(Decrease) increase in accrued other liabilities	(218)	1,516	549
Increase in deferred rent	288	301	223
(Decrease) increase in other liabilities	(153)	272	1,431

Net cash provided by operating activities	22,502	31,718	42,158

Cash flows from investing activities:
Capital expenditures—property and equipment	(35,857)	(34,696)	(26,882)
Proceeds from sale-leaseback transactions	—	1,992	—
Proceeds from sale of property and equipment	163	—	358
Payment for additional ownership interest in joint venture	—	(60)	—
Payment for investment in license restaurant	(75)	—	—

Net cash used in investing activities	(35,769)	(32,764)	(26,524)

Cash flows from financing activities:
Repayments of note payable to bank	(1,457)	(5,048)	—
Proceeds from note payable to bank	624	—	—
Proceeds from issuance of long-term debt	17,821	38,512	59,130
Proceeds from minority interest contributions and other	2,776	1,476	—
Repayment of stock option deposits	(125)	(98)	(263)
Proceeds from stock option deposits	407	674	958
Principal payments on long-term debt	(2,237)	(17,126)	(55,082)
Proceeds from repayment of notes receivable-stockholders	92	101	8
Principal payments on capital lease obligations	(262)	(255)	(246)
Proceeds from capital contributions by majority stockholder	407	300	—
Payments for debt issuance costs	(131)	(38)	(1,673)
Proceeds from exercise of stock options	—	341	1,099
Maturity of restricted cash	200	—	—
Distributions to minority interest holders	(3,800)	(5,629)	(6,869)
Distributions to members	(4,421)	(8,265)	(14,784)

Net cash provided by (used in) financing activities	9,894	4,945	(17,722)

Net (decrease) increase in cash	(3,373)	3,899	(2,088)
Cash and cash equivalents—beginning of year	7,290	3,917	7,816

Cash and cash equivalents—end of year	$3,917	$7,816	$5,728

Cash paid during the year—interest, net of amounts capitalized	$3,556	$3,631	$3,426

See accompanying notes to combined financial statements.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Combined Financial Statements

(Tabular amounts in thousands, except share and per share data)

(1)    Description of Business

        The accompanying combined financial statements include the accounts of Texas Roadhouse Holdings LLC, its wholly-owned and majority-owned subsidiaries, Texas Roadhouse Development Corporation ("TRDC"), WKT Restaurant Corp., Texas Roadhouse Management Corporation and six license and three franchise restaurants, all of which are under common control by one controlling shareholder (collectively, "Texas Roadhouse, Inc." or the "Company"). The controlling shareholder has the unilateral ability to implement major operating and financial policies for the combining entities. Texas Roadhouse Holdings LLC and its combined subsidiaries (collectively, "Holdings"), operate Texas Roadhouse restaurants. Holdings also provides supervisory and administrative services for certain other license and franchise restaurants. TRDC sells franchise rights and collects the franchise royalties and fees. WKT Restaurant Corp. is the managing member of Holdings. Texas Roadhouse Management Corporation provides management services to Holdings, TRDC and certain franchise and license restaurants. At December 30, 2003 and December 31, 2002, there were 162 and 142 Texas Roadhouse restaurants operating in 32 and 28 states, respectively. Of the 162 restaurants operating at December 30, 2003, (i) 87 were Company restaurants, of which 56 were wholly-owned restaurants, and 31 were majority-owned or controlled restaurants which are combined by the Company and (ii) 75 were franchise restaurants, of which 4 were license restaurants and 71 were franchise restaurants. Of the 142 restaurants operating at December 31, 2002, (i) 77 were Company restaurants, of which 46 were wholly-owned restaurants, and 31 were majority-owned or controlled restaurants which were combined by the Company, and (ii) 65 were franchise restaurants, of which 4 were license restaurants and 61 were franchise restaurants.

        Holdings began operating April 1, 1997 as a limited liability company. It issued shares to its members in exchange for cash and, in a series of concurrent transactions, issued shares to the owners of certain predecessor entities for the acquisition of three Texas Roadhouse restaurants and to W. Kent Taylor for the acquisition of the Texas Roadhouse operating system, trademarks, and management rights. These transactions were accounted for as purchases and resulted in the recording of approximately $2.4 million in goodwill.

(2)    Summary of Significant Accounting Policies

  (a)
  Principles of Combination

    At December 31, 2002 and December 30, 2003, the Company had a minority ownership in one and eleven franchise restaurants, respectively. These unconsolidated restaurants are accounted for using the equity method. All significant intercompany balances and transactions for these unconsolidated restaurants as well as the combining companies have been eliminated.

  (b)
  Fiscal Year

  The Company utilizes a 52 or 53 week accounting period that ends on the last Tuesday in December. Beginning with fiscal year 2002, for operational reasons, the Company changed its fiscal year end from the last Sunday in December to the last Tuesday in December. This change resulted in fiscal year 2002 consisting of 52 weeks and two days as compared to fiscal years 2001 and 2003, which were both 52 weeks in length.

  (c)
  Cash and Cash Equivalents

  For purposes of the combined statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  (d)
  Receivables

  Receivables consist principally of amounts due from certain franchise and license stores for reimbursement of pre-opening and other expenses, amounts due for royalty fees from franchise stores, and credit card receivables.

  Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

  (e)
  Inventories

  Inventories, consisting principally of food, beverages, and supplies, are valued at the lower of first-in, first-out cost or market. The Company purchases its products from a number of suppliers and believes there are alternative suppliers. The Company has no minimum purchase commitments from its vendors.

  (f)
  Pre-opening Expenses

  Pre-opening expenses are charged to operations as incurred. These costs include wages, benefits, travel and lodging for the training and opening management teams, and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business.

  (g)
  Property and Equipment

  Property and equipment are stated at cost. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method.

  The estimated useful lives are:

Land improvements	15 years
Buildings and leasehold improvements	10-25 years
Equipment and smallwares	3-10 years
Furniture and fixtures	3-10 years

  The Company leases land, buildings and/or certain equipment for several of its restaurants under noncancelable lease agreements. The Company's land and building leases typically have initial terms ranging from 10 to 15 years, and contain renewal options for one or more 5-year periods. Leasehold improvements are amortized over the term of the applicable lease or their useful lives, whichever is shorter.

  (h)
  Goodwill

  Goodwill represents the excess of cost over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), as of December 31, 2001. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting until level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. There were no changes to the carrying amount of goodwill for the years ended December 31, 2002 or December 30, 2003. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").

  Before the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 40 years and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operations.

  Amortization expense related to goodwill was $61,000 for the year ended December 30, 2001. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in 2001:

Reported net income	$7,979
Add back goodwill amortization	61

Adjusted net income	$8,040

  (i)
  Other Assets

  Other assets consist primarily of costs related to the issuance of debt. The debt issuance costs are being amortized to interest expense over the term of the related debt.

  (j)
  Impairment of Long-Lived Assets

  The Company adopted SFAS No. 144 on December 31, 2001. The adoption of SFAS No. 144 did not affect the Company's combined financial statements.

  In accordance with SFAS No. 144, long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the combined balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the combined balance sheet.

  (k)
  Segment Reporting

  As of December 30, 2003, we operated 87 Texas Roadhouse restaurants each as a single operating segment. The restaurants operate exclusively in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. We have aggregated our operations into a single reportable segment.

  (l)
  Revenue Recognition

  Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents the Company's liability for gift cards and certificates that have been sold, but not yet redeemed, and is recorded at the expected redemption value. When the gift cards and certificates are redeemed, the Company recognizes restaurant sales and reduces the deferred revenue.

  The Company franchises Texas Roadhouse restaurants and collects ongoing royalties of 2.0% to 4.0% of sales from franchise restaurants. These ongoing royalties are reflected in the accompanying combined statements of income as franchise royalties and fees. The Company recognizes initial franchise fees as revenue after performing substantially all initial services or conditions required by the franchise agreement, which is generally upon the opening of a restaurant. Continuing franchise royalties are recognized as revenue as the fees are earned. The Company also performs supervisory and administrative services for certain franchise and license restaurants for which it receives management fees, which are recognized as the services are performed. Revenue from supervisory and administrative services is recorded as a reduction of general and administrative expenses on the accompanying combined statements of income. Total revenue recorded for supervisory and administrative services for the years ended December 30, 2001, December 31, 2002, and December 30, 2003 was approximately $157,000, $118,000 and $255,000, respectively.

  (m)
  Income Taxes

  The Company files partnership returns for Federal and state income tax purposes. Accordingly, no provision has been made for Federal and state taxes since these taxes are the responsibility of the members.

  The reported amounts of the Company's assets and liabilities exceeded the tax basis of those assets and liabilities by approximately $10.4 million and $13.0 million at December 31, 2002 and December 30, 2003, respectively.

  (n)
  Advertising

  The Company has a system-wide marketing and advertising fund. Company and franchise restaurants are required to remit a designated portion of sales, currently 0.3%, to a separate advertising fund that is used for marketing and advertising efforts throughout the restaurant system. Company contributions to the fund are expensed as incurred.

  Advertising costs are expensed as incurred. Advertising costs amounted to approximately $1,737,000, $2,047,000 and $2,493,000 for the years ended December 30, 2001, December 31, 2002 and December 30, 2003, respectively.

  (o)
  Rent

  Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases, the Company recognizes the related rent expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent.

  Additionally, certain of the Company's operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of that target is considered probable.

  (p)
  Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reporting of revenue and expenses during the period to prepare these combined financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill, and obligations related to workers' compensation insurance. Actual results could differ from those estimates.

  (q)
  Comprehensive Income

  SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and derivatives and is presented in the combined statements of members' equity and comprehensive income.

  (r)
  Stock Option Plan

  The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS No. 123") and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by existing accounting standards, the Company has elected to continue to apply the intrinsic- value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	December 30, 2001	December 31, 2002	December 30, 2003
Net income, as reported	$7,979	$17,941	$24,213
Deduct total stock-based-employee compensation expense determined under fair-value-based method for all rewards	(551)	(930)	(933)

Pro forma net income	$7,428	$17,011	$23,280

  The per share weighted average fair value of stock options granted during 2001, 2002 and 2003 was $1.00, $1.24 and $1.27, respectively using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted average assumptions:

	December 30, 2001	December 31, 2002	December 30, 2003
Risk-free interest rate	4.67%	3.81%	2.82%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0.0%	0.0%	0.0%

  (s)
  Fair Value of Financial Instruments

  At December 31, 2002 and December 30, 2003, the fair value of cash and cash equivalents, accounts receivable, and accounts payable approximated carrying value based on the short-term nature of these instruments. The fair value of the Company's long-term debt and debt-related derivative instruments is estimated based on the current rates offered to the Company for instruments of similar terms and maturities. The carrying amounts and related estimated fair values for the Company's debt and debt-related derivative instruments are as follows:

	Decmeber 31, 2002		December 30, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Installment loans	$65,509	$66,866	$14,126	$15,877
Term loans	—	—	14,987	14,987
Revolver	—	—	35,200	35,200
Debt-related derivative:
Open contract in a net liability position	—	—	(165)	(165)
  (t)
  Derivative Instruments and Hedging Activities

  The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the combined balance sheet at their respective fair values.

  The Company has entered in a derivative contract to manage its interest rate exposure on its debt instruments. On the date the derivative contract was entered into, the Company designated the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability (cash-flow hedge). For the hedging relationship, the Company has formally documented the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process included linking the derivative that is designated as a cash-flow hedge to a specific liability on the combined balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

    The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

    When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the combined balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the combined balance sheet and recognizes any subsequent changes in its fair value in earnings.

  (u)
  Recently Issued Accounting Standards

  In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company will be required to apply FIN 46R to variable interests in variable interest entities (VIEs) created after December 30, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation is effective for the Company for the quarter ending March 30, 2004. For any VIEs that must be combined under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

  FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist. We believe the franchise entities which operate our restaurants meet the definition of a business. Thus, we are currently evaluating whether any conditions exist that would subject any of our franchisees to the provisions of FIN 46R, requiring us to determine if they are VIEs, and if so, whether we have a controlling financial interest in the entity. We do not possess any ownership interests in our franchisees other than our investment in various unconsolidated affiliates accounted for under the equity method. Additionally, we generally do not provide financial support to our franchisees in a typical franchise relationship. While we continue to evaluate the applicability of FIN 46R to our franchise relationships, at this time we do not expect FIN 46R to have a material impact on the Company's combined financial statements.

  The Company's majority-owned or controlled restaurant entities are currently combined. These entities would be considered variable interest entities under the provisions of FIN 46R, and the Company believes it will continue to combine them upon adoption of that interpretation. The Company's maximum exposure to loss as a result of its involvement with these entities is estimated to be the investment in the entities and the minority interests' portion of debt to the Company and totals approximately $8.4 million at December 30, 2003.

  SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of December 31, 2003, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on December 29, 2004. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

(3)    Long-term Debt

        Long-term debt consisted of the following:

	December 31, 2002	December 30, 2003
Installment loans, due 2003-2026	$65,509	$14,126
Term loans, due in equal quarterly installments through June 2006	—	14,987
Revolver, due July 2006	—	35,200

	65,509	64,313
Less current maturities	6,415	8,059

	$59,094	$56,254

        Maturities of long-term debt, excluding capital leases, are as follows:

2004	$8,059
2005	6,899
2006	40,737
2007	2,234
2008	784
Thereafter	5,600

$64,313

        During 2002, Holdings entered into several installment loans with financial institutions to finance land, buildings, and equipment of new restaurants. The weighted average interest rates for installment loans outstanding at December 31, 2002 and December 30, 2003 were 5.88% and 7.70%, respectively. The debt is secured by certain land, buildings, and equipment.

        In July 2003, Holdings completed a $100 million three year syndicated banking arrangement (the "credit facility"), the proceeds of which were used to refinance approximately 80.0% of the existing debt. The credit facility includes approximately $50 million of available financing (the "revolver") to fund development of new restaurants. The terms of this credit facility require Holdings to pay interest on outstanding term and revolver borrowings at LIBOR plus a margin of 1.50% to 2.75%, plus a commitment fee of 0.25% per year on any unused portion of the credit facility. The weighted average interest rate for term loans outstanding at December 30, 2003 was 3.93%. The weighted average interest rate for the revolver at December 30, 2003 was 3.63%. The debt is secured by certain land, buildings, and equipment.

        Certain debt agreements require compliance with financial covenants including minimum debt service coverages and maximum debt to worth ratios. Holdings is currently in compliance with such covenants.

(4)    Derivative Instruments and Hedging Activities

        The Company has an interest-rate-related derivative instrument to manage its exposure on its debt facility. The Company does not enter into derivative instruments for any purpose other than cash-flow-hedging purposes. That is, the Company does not speculate using derivative instruments.

        By using the derivative financial instrument to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not posses credit risk.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

        The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

        The Company uses variable-rate debt to finance a portion of its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management entered into an interest rate swap agreement during 2003 with a notional amount of approximately $31.2 million to manage fluctuations in cash flows resulting from interest rate risk. This swap changes the variable-rate cash flow exposure on a portion of the credit facility to fixed cash flows. Under the terms of the interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the portion of debt hedged.

        Changes in the fair value of the interest rate swap designated as an hedging instrument that effectively offsets the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings. For the year ended December 30, 2003, the Company did not reclassify any amount into interest expense.

        As of December 30, 2003, approximately $36,000 of deferred losses on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next 12 months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the repricing of variable-rate debt. There were no cash flow hedges discontinued during 2003.

(5)    Property and Equipment, Net

        Property and equipment were as follows:

	December 31, 2002	December 30, 2003
Land and improvements	$22,457	$29,043
Buildings and leasehold improvements	63,730	69,878
Equipment and smallwares	26,777	31,972
Furniture and fixtures	9,950	11,622
Construction in progress	3,901	4,906
Liquor licenses	797	899

	127,612	148,320
Accumulated depreciation and amortization	(17,461)	(25,269)

	$110,151	$123,051

        The amount of interest capitalized in connection with restaurant construction was approximately $453,000, $407,000 and $227,000 for the years ended December 30, 2001, December 31, 2002 and December 30, 2003, respectively.

(6)    Leases

        The following is a schedule of future minimum lease payments required for capital leases and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 30, 2003:

	Capital leases	Operating leases
2004	$305	$8,509
2005	285	8,616
2006	188	8,043
2007	117	6,589
2008	117	6,045
Thereafter	704	41,275

Total	1,716	$79,077

Less amount representing interest ranging from 9.6% to 11.4%	581

Present value of minimum capital lease payments	1,135
Less current maturities of obligations under capital leases	221

Obligations under capital leases, excluding current maturities	$914

        Capitalized lease assets, primarily building and equipment, with an original cost of approximately $2.0 million are being amortized on a straight-line basis over the applicable lease terms and interest expense is recognized on the outstanding obligations. The total accumulated amortization of property and equipment held under capital leases totaled approximately $913,000 and $999,000 at December 31, 2002 and December 30, 2003, respectively.

        The Company previously financed a portion of its restaurant development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled approximately $7.3 million in 2002. The properties, which related to land and buildings for four restaurants, were sold at net book value during 2002. One of the resulting leases is being accounted for as an operating lease. The other three sale-leasebacks were accounted for as financings and reflected as debt in the combined balance sheet as of December 31, 2002 due to liens held by the buyer/lessor on certain personal property within the restaurants. The amount reflected as debt as of December 31, 2002 was approximately $5.3 million.

        During 2003, in connection with the new credit facility (see note 3) and the liens associated with the credit facility, the leases previously accounted for as financings qualified for sale-leaseback accounting and are now accounted for as operating leases. The Company deferred a gain of approximately $195,000 which is reflected in other liabilities in the accompanying combined balance sheet as of December 30, 2003 and will be amortized to rent expense over the remaining lease term.

        Rent expense for operating leases consisted of the following:

	December 30, 2001	December 31, 2002	December 30, 2003
Minimum rent—occupancy	$4,062	$4,715	$5,588
Contingent rent	348	410	417

Rent expense, occupancy	$4,410	5,125	6,005
Minimum rent—equipment	631	1,647	2,706

Rent expense	$5,041	$6,772	$8,711

        Equipment rent expense is included in other operating expenses in the accompanying combined statements of income.

(7)    Commitments and Contingencies

        The estimated cost of completing capital project commitments at December 30, 2003 was approximately $22.6 million.

        The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's combined results of operations, financial position or liquidity.

(8)    Other Comprehensive Income

        The accumulated balances for each classification of other comprehensive income are as follows:

	December 31, 2002	December 30, 2003
Unrealized gain on security	$6	$—
Unrealized loss on derivative instruments	—	(165)

	$6	$(165)

(9)    Stock Option Plan

        In 1997 Texas Roadhouse Management Corp. adopted a stock option plan (the "Plan") for eligible employees. The Plan provides for granting of options to purchase shares of common stock at an exercise price not less than the fair value of the stock on the date of grant. Options are exercisable at various periods ranging from one to ten years from the date of grant. Texas Roadhouse Management Corp. requires certain of its eligible employees to make refundable deposits to be applied to the exercise price of the options. These deposits are classified as stock option deposits in the accompanying combined balance sheets.

        Stock option activity during the periods indicated, is as follows:

	Number of shares	Weighted average exercise price
Balance at December 31, 2000	1,752,564	$3.25
Granted	544,947	5.04
Expired	(57,003)	3.23
Exercised	—	—

Balance at December 30, 2001	2,240,508	3.69
Granted	1,174,341	7.73
Expired	(71,676)	5.73
Exercised	(189,546)	1.81

Balance at December 31, 2002	3,153,627	5.24
Granted	458,674	10.03
Expired	(130,033)	6.38
Exercised	(368,972)	3.88

Balance at December 30, 2003	3,113,296	$6.06

        The following table presents summarized information about stock options outstanding and exercisable at December 30, 2003:

		Options outstanding		Options exercisable
Range of exercise prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$2.50 - 3.40	122,696	5.24	$2.91	112,577	$2.89
3.48 - 5.37	1,565,127	6.57	4.04	1,143,825	4.00
5.87 - 9.30	1,099,150	8.54	8.01	479,771	7.74
9.60 - 10.75	326,323	9.51	10.32	—	—

	3,113,296			1,736,173

(10)    Related Party Transactions

        W. Kent Taylor owns a substantial interest in Buffalo Construction, Inc., a restaurant construction business which provides services to us and other restaurant companies. The Company paid Buffalo Construction, Inc. amounts totaling $13.4 million, $20.4 million and $15.0 million during 2001, 2002 and 2003, respectively.

        One restaurant is currently leased from an entity owned by W. Kent Taylor and three other stockholders. Rent expense for this restaurant was approximately $140,000 in each of the years 2001 through 2003.

        We have nine license and franchise restaurants owned in whole or part by certain officers, directors and stockholders of the Company. These nine entities paid us fees of $157,000, $200,000, and $630,000 during the years ended December 30, 2001, December 31, 2002 and December 30, 2003, respectively.

(11)    Pro forma Adjustments (unaudited)

        Immediately before the Company's reorganization as a C corporation, the Company will make a distribution of approximately $24.6 million to Holdings members, representing undistributed income for periods before December 30, 2003. This distribution is shown on the accompanying pro forma combined balance sheet as distributions payable.

        In connection with the reorganization as a C corporation, a pro forma income tax provision has been calculated as if the Company were taxable at an estimated combined effective income tax rate of 36.3% for the year ended December 30, 2003 and included in the accompanying pro forma combined statement of income. The pro forma income tax provision does not include an adjustment to establish a deferred tax liability related to the $13.0 million excess of the reported amounts the Company's assets and liabilities over the tax basis of those assets and liabilities at December 30, 2003.

        Under the terms of an agreement associated with its formation by contributing all of his interests in WKT Restaurant Corp., our majority stockholder will contribute his right to receive a one percent distribution on all sales of company and license Texas Roadhouse restaurants to Texas Roadhouse, Inc. in exchange for shares of Texas Roadhouse, Inc. common stock. The shares expected to be issued and the related distribution have been reflected in the accompanying pro forma combined balance sheet and calculation of pro forma net income per share.

        Our majority stockholder will also receive shares in Texas Roadhouse, Inc. in exchange for his shares in TRDC, six license restaurants and three franchise restaurants. The shares expected to be issued have been reflected in the accompanying calculation of pro forma net income per share.

(12)    Employment Agreements

        In May 2004, the Company entered into employment agreements with certain executive officers subject to completing and closing an initial public offering on or before September 1, 2004. The agreements articulate compensation arrangements including salary and bonus amounts, certain non-compete provisions, and termination rights.

                                                                        Shares

Texas Roadhouse, Inc.

Class A Common Stock

Prospectus
                  , 2004

Banc of America Securities LLC

RBC Capital Markets

SG Cowen & Co.

Wachovia Securities

        Until            , 2004 all dealers that buy, sell or trade our Class A common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. The registrant will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee		$29,141
Accounting Fees and Expenses
Legal Fees and Expenses (excluding Blue Sky)
Printing and Engraving Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Nasdaq National Market Listing Fee
NASD Filing Fee
Director and Officer Liability Insurance
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        The Certificate of Incorporation and Bylaws of the registrant provide that the registrant shall indemnify our directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by Delaware law.

        Section 102(b)(7) of the Delaware General Corporation Law permits corporations to eliminate or limit the personal liability of their directors by adding to the certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (a) any breach of any director's duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (d) any transaction from which the director derived an improper personal benefit.

        Article VI of the registrant's Certificate of Incorporation provides that:

"[n]o director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) under Section 174 of the General Corporation Law of the State of Delaware; or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware shall be amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Any repeal or modification of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omission occurring prior to, such repeal or modification."

        In addition, the registrant intends to enter into indemnification agreements with each of its directors and officers. These indemnification agreements will provide for the indemnification of directors and officers of the registrant to the fullest extent permitted by Delaware law, whether or not expressly provided for in our Bylaws, and set forth the process by which claims for indemnification are considered.

        Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

        Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

        In May 2004, upon the incorporation of the registrant, the registrant issued 100 shares of Class A common stock to W. Kent Taylor in exchange for $1,000.

        In May 2004, the registrant will issue             shares of Class A common stock in connection with the merger of Texas Roadhouse Development Corp. into the registrant.

        Upon the consummation of the acquisitions, which will take place immediately before the closing of the offering contemplated by this registration statement:

  •
  the registrant will issue an aggregate of            shares of Class A common stock and            shares of Class B common stock in exchange for all the outstanding equity interests of Texas Roadhouse Holdings LLC, Texas Roadhouse Management Corp., WKT Restaurant Corp., 31 majority-owned or controlled Texas Roadhouse restaurants and one franchise restaurant;
  •
  all outstanding options issued by Texas Roadhouse Management Corp. will automatically be converted into options to acquire shares of Class A common stock of the registrant.

        The foregoing sales of securities were made, or will be made, in reliance upon the exemption from the registration provisions of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        The Exhibit Index filed herewith is incorporated herein by reference.

  (b)
  Financial Statement Schedules

        None.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on May 6, 2004.

TEXAS ROADHOUSE, INC.
By:	/s/ G. J. HART G. J. Hart Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of Texas Roadhouse, Inc., do hereby constitute and appoint W. Kent Taylor, G. J. Hart and Scott M. Colosi, and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on May 6, 2004.

Signature	Title

/s/ W. KENT TAYLOR W. Kent Taylor	Chairman of the Company and Board
/s/ G. J. HART G. J. Hart	Chief Executive Officer (Principal Executive Officer)
/s/ SCOTT M. COLOSI Scott M. Colosi	Chief Financial Officer (Principal Financial Officer)
/s/ TONYA ROBINSON Tonya Robinson	Controller (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation of the Registrant.
3.2	Form of Amended and Restated Certificate of Incorporation of Registrant to be filed prior to the closing of the Offering.*
3.3	Bylaws of the Registrant.
4.1	Master Transaction Agreement, dated as of May , 2004, among Registrant and others*
4.2	Form of specimen certificate representing Class A common stock of Registrant.*
4.3	Registration Rights Agreement, dated as of May , 2004, among Registrant and others.*
5.1	Opinion of Frost Brown Todd LLC as to the legality of the securities being registered.*
10.1	Amended and Restated Office Lease Agreement (One Paragon Centre), dated as of August 15, 2003, by and between Paragon Centre Associates, LLC and Texas Roadhouse Holdings LLC, as amended.
10.2	Amended and Restated Office Lease Agreement (Two Paragon Centre), dated as of August 15, 2003, by and between Paragon Centre Associates, LLC and Texas Roadhouse Holdings LLC, as amended.
10.3
Credit Agreement, dated as of July 16, 2003 among Texas Roadhouse Holdings LLC, Bank of America, N.A., for itself as a lender and as an agent for the benefit of the other lenders, Bank of America Securities LLC, as Co-Lead Arranger for the lenders and itself as a lender, and National City Bank of Kentucky, as Co-Lead Arranger and as Syndication Agent, and the other financial institutions as lenders.
10.4	Employment Agreement, dated as of May 5, 2004, between Registrant and G.J. Hart.
10.5	Employment Agreement, dated as of May 5, 2004, between Registrant and Scott M. Colosi.
10.6	Employment Agreement, dated as of May 5, 2004, between Registrant and Steven L. Ortiz.
10.7	Employment Agreement, dated as of May 5, 2004, between Registrant and W. Kent Taylor.
10.8	Employment Agreement, dated as of May 5, 2004, between Registrant and Sheila C. Brown.*
10.9	Form of Director and Executive Officer Indemnification Agreement.*
10.10	Employee Stock Purchase Plan.*
10.11	2004 Equity Incentive Plan.*
21.1	List of Subsidiaries.*
23.1	Consent of Frost Brown Todd LLC (included in Exhibit 5.1).*
23.2	Consent of KPMG LLP.
24.1	Power of Attorney (included on signature page).

*
To be filed by amendment.

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TABLE OF CONTENTS
SUMMARY
Our Business
Our Fiscal Year and Principal Office
Background to the Offering
The Offering
Summary Historical and Pro Forma Combined Financial and Operating Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET DATA AND FORECASTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
Texas Roadhouse, Inc. and Subsidiaries Combined Balance Sheets (in thousands)
Texas Roadhouse, Inc. and Subsidiaries Combined Statements of Income (in thousands, except per share data)
Texas Roadhouse, Inc. and Subsidiaries Combined Statements of Members' Equity and Comprehensive Income ($ in thousands)
Texas Roadhouse, Inc. and Subsidiaries Combined Statements of Cash Flows (in thousands)
Texas Roadhouse, Inc. and Subsidiaries Notes to Combined Financial Statements (Tabular amounts in thousands, except share and per share data)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX